                                                                    Exhibit 99.4


     RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                             AND FINANCIAL CONDITION

THIS RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF KINROSS FOR THE PERIOD ENDED JUNE 30, 2004. READERS ARE CAUTIONED THAT THIS MD&A CONTAINS FORWARD-LOOKING STATEMENTS AND THAT ACTUAL EVENTS MAY VARY FROM MANAGEMENT'S EXPECTATIONS. READERS ARE ENCOURAGED TO CONSULT KINROSS' RESTATED AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003 INCLUDED IN THE RESTATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004 FILED WITH SECURITIES REGULATORY AUTHORITIES IN ALL PROVINCES OF CANADA FOR ADDITIONAL DETAILS. THE AUDITED FINANCIAL STATEMENTS ARE AVAILABLE ON THE COMPANY'S WEBSITE WWW.KINROSS.COM AND ON WWW.SEDAR.COM. THE CONSOLIDATED FINANCIAL STATEMENTS AND MD&A ARE PRESENTED IN U.S. DOLLARS AND HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CDN GAAP"). RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IS PROVIDED ANNUALLY AS A NOTE TO THE FINANCIAL STATEMENTS. ALL AMOUNTS EXPRESSED HEREIN ARE IN U.S. DOLLARS UNLESS OTHERWISE STATED. THIS DISCUSSION ADDRESSES MATTERS WE CONSIDER IMPORTANT FOR AN UNDERSTANDING OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004, AS WELL AS OUR OUTLOOK.

AS DISCUSSED HEREIN, THIS MD&A HAS BEEN AMENDED AT FEBRUARY 8, 2006 TO GIVE EFFECT TO THE RESTATEMENTS AS DESCRIBED IN "RESTATEMENT" BELOW AND IN "RESTATEMENT 1 - CORRECTION OF FOREIGN CURRENCY TRANSLATION IMPACT ON FUTURE TAX LIABILITIES" AND "RESTATEMENT 2 - GOODWILL AND ASSET RETIREMENT OBLIGATIONS' IN THE NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004. APART FROM REVISIONS RESULTING FROM THE RESTATEMENTS, THIS MD&A DOES NOT REFLECT EVENTS SUBSEQUENT TO JUNE 30, 2004.

OVERVIEW

The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with: the acquisition of mining interests; exploration and development of mining interests; mining and processing of gold and silver; regulatory and environmental compliance and general and administrative functions. The prices of gold and silver are subject to a multitude of variables outside the Company's control. In order to minimize the impact of price movements, management continually strives to be an efficient, cost effective producer. This discussion is based on issues, which the Company can control, and references to the Company's progress in meeting its primary objective for 2004 of producing between 1.70 and 1.75 million ounces of gold equivalent.

On January 31, 2003, the Company combined its operations with those of TVX Gold Inc. "TVX" and Echo Bay Mines Ltd. "Echo Bay". This transaction is fully described in the December 31, 2003 financial statements, the accompanying notes and the annual MD&A. As a result, comparative numbers for the first half of 2003 include only five months of operations of the mines acquired from the combination.

RESTATEMENT

Following comments from, and discussions with, regulatory authorities, Kinross has restated its consolidated financial statements for the year ended December 31, 2003 and interim consolidated financial statements in 2004 and the comparable periods in 2003, as described in Note 3 to the financial statements. Changes were made to the purchase price allocation, allocation of goodwill to reporting units and subsequent impairment testing of the assets and liabilities acquired in the TVX and Echo Bay transaction on January 31, 2003. In addition, the financial statements have been restated to correct an error related to the impact of foreign currency exchange rates on future tax liabilities resulting from the TVX and Echo Bay transaction. This restatement is described further in
Note 2.

The interim consolidated financial statements for 2004 have also been restated for changes to the accounting of hedging relationships. Effective January 1, 2004, the Company adopted Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which provides guidance concerning documentation and effectiveness testing for derivative contracts. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings. Upon the adoption of AcG-13, certain derivative instruments that had been previously accounted for as hedges failed to meet the requirements of AcG-13 for formal hedge accounting.

DEVELOPMENTS IN 2004

CLOSURE OF GOLD HEDGE(1) PROGRAM

In the second quarter of 2004, the Company elected to take advantage of lower spot gold prices and eliminated the remainder of our gold hedge book by making final deliveries against the hedge contracts at a cost of $9.6 million. However, for accounting purposes, non-cash deferred charges of $7.4 million will impact our results over the second half of 2004 and non-cash deferred charges of $4.7 million in the first half of 2005.

REPAYMENT OF INDUSTRIAL REVENUE BONDS

During the first half of 2004, the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority. The Company is now essentially debt free.

CLOSURE OF NEW BRITANNIA

Due to poor economic performance, Kinross and its joint venture partner, High River Gold Mines Ltd., made the decision in the first half of 2004 to suspend all underground mine development work at New Britannia. Mining and milling of developed ore will continue until early in the fourth quarter of 2004.

SUMMARY OF RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2004

---------------------------------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED JUNE 30,           SIX MONTHS ENDED JUNE 30,
----------------------------------------------------------------------------------------------------------------------------
                                                    2004         2003       Change       2004           2003      Change(a)
----------------------------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces (b)            420,093        460,953    (9%)      817,104          787,765          4%
Revenue (millions)                            $      158.2    $     157.8      0%    $   313.0    $       274.8         14%
Net earnings (loss) attributable to
   common shareholders (millions)             $       11.7    $    (29.7)     nm     $    19.4    $      (57.3)          nm
Basic and diluted earnings (loss) per share   $       0.03    $    (0.09)     nm     $    0.06    $      (0.20)          nm
---------------------------------------------------------------------------------------------------------------------------

(a)     "nm" refers to not meaningful.
(b) Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the commodities for each comparative period. The resulting ratios are 61.1:1 and 62.0:1 for the second quarter and first half of 2004, respectively, and 75.5:1 and 75.8:1 for the second quarter and first half of 2003, respectively. The Company produced 0.9 million and 1.8 million ounces of silver in the second quarter and first half of 2004, respectively, and
        1.2 million and 2.1 million ounces of silver in the second quarter and first half of 2003, respectively.

SECOND QUARTER 2004 VS. SECOND QUARTER 2003

o The Company's share of gold equivalent production for the second quarter of 2004 was 420,093 ounces, a decrease of 9% over the 460,953 gold equivalent ounces produced in the corresponding period of 2003 primarily due to reduced production at Fort Knox and Round Mountain.
o Revenues from gold and silver sales in the second quarter of 2004 were $158.2 million compared to $157.8 million in second quarter of 2003. Lower production in the second quarter of 2004, was offset by higher gold prices during the same period of 2004.
o The Company sold 391,737 ounces of gold in the quarter at an average realized price of $389 per ounce while the average spot gold price for the quarter was $393. This compares to 440,990 ounces of gold sold in the second quarter of 2003 at an average realized price per ounce of gold of $345 per ounce with the average spot price for that period being $347 per ounce.
o Net earnings attributable to common shareholders for the quarter was $11.7 million, or $0.03 per share, compared to a net loss attributable to common shareholders of $29.7 million, or $0.04 per share, for the second quarter of 2003.
o Cost of sales was similar in the first quarter of 2004 compared with the prior year despite fewer ounces being sold. This was largely due to increased energy costs.
o Cash flow provided from operating activities for the quarter was $25.4 million in 2004 compared to $18.1 million in 2003. Cash flow provided from operating activities increased due to higher gold prices, partially offset by an increase in working capital requirements and deferred losses on hedges as a result of unwinding the gold hedge program.


------------------
(1) The use of the word "hedge" or "hedging" throughout the MD&A refers to an economic hedge, which is not necessarily a hedge from a financial statement perspective as defined in Accounting Guideline 13, "Hedging Relationships".

FIRST HALF OF 2004 VS. FIRST HALF OF 2003

o For the first half of 2004 the Company's share of gold equivalent production was 817,104 ounces, an increase of 4% over the 787,765 gold equivalent ounces produced in the corresponding period in 2003. The increase is primarily due to the inclusion of only five months of operating information for the first half of 2003 for the mines acquired in the TVX and Echo Bay combinations, offset by lower production during the second quarter of 2004.
o Revenues from gold and silver sales in the first half of 2004 were $313.0 million compared to $274.8 million in the first half of 2003, an increase of 14% primarily due to higher gold prices in the first half of 2004.
o The Company sold 765,863 ounces of gold in the first half at an average realized price of $395 per ounce while the average spot gold price for the first half was $401 per ounce. This compares to 771,012 ounces of gold sold in the first half of 2003 at an average realized price per ounce of gold of $344 per ounce ($350 per ounce average spot price).
o Net earnings attributable to common shareholders for the first half of 2004 were $19.4 million, or $0.06 per share, compared to a net loss attributable to common shareholders of $57.3 million, or $0.20 per share, for the first half of 2003. The net loss for the first half of 2003 was restated to reflect the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset retirement obligations" ("Section 3110"). This restatement increased the net loss for the first half of 2003 by $1.1 million to $57.3 million.
o Cost of sales was $190.4 million in the first half of 2004, an increase of 3% over the prior year. The costs reflected changes at the operations with the resumption of production at Kettle River, reduced production at Kubaka and Round Mountain and the suspension of mining at the True North deposit. Costs also increased as a result of higher energy prices.
o Cash flow provided from operating activities for the first half of 2004 was $40.4 million in 2004 compared to $34.1 million in 2003. Cash flow provided from operating activities increased due to higher realized gold prices, partially offset by an increase in working capital requirements and an increase in deferred losses on hedges as a result of unwinding the gold hedge program.
o Significant factors in the use of cash were $12.9 million related to winter road resupply purchases at Kubaka and Lupin, payments of $13.6 million associated with the completion of the settlement agreement regarding TVX Hellas and an increase in deferred losses on hedges as a result of unwinding the gold hedge program.

RESULTS OF OPERATIONS

SEGMENT (LOSS) EARNINGS

IN US$ MILLIONS                   Three months ended             Q2                   Six months ended                 YTD
                                      June 30,                2004 VS 2003                 June 30,                2004 VS 2003
                                 -------------------                                ----------------------
                                 2004         2003         Change    Change %          2004        2003 (a)      Change     Change %
------------------------------------------------------------------------------------------------------------------------------------
OPERATING SEGMENTS
  Fort Knox                   $   1.1       $  --         $   1.1         nm        $   6.8       $  (1.2)      $   8.0         nm
  Paracatu                        2.0           0.9           1.1        122%           4.5           1.3           3.2        246%
  Round Mountain                  3.7           8.6          (4.9)       (57%)         11.9           8.0           3.9         49%
  Porcupine Joint Venture         2.4           0.2           2.2       1100%           3.8          (0.2)          4.0         nm
  La Coipa                       (0.6)         (2.2)          1.6         73%           1.8          (2.7)          4.5         nm
  Crixas                          2.8           2.7           0.1          4%           6.2           3.4           2.8         82%
  Musselwhite                    (0.9)         (2.4)          1.5         63%          (2.0)         (4.4)          2.4         55%
  Kubaka (b)                      4.1           2.1           2.0         95%           6.3           4.8           1.5         31%
  Other Operations (c)           (1.3)         (5.1)          3.8         75%          (3.5)        (10.7)          7.2         67%
  CORPORATE & OTHER             (13.7)        (15.3)          1.6         10%         (26.8)        (23.5)         (3.3)       (14%)
-----------------------------------------------------------------------------------------------------------------------------------
Segment (loss) earnings       $  (0.4)      $ (10.5)      $  10.1         96%       $   9.0       $ (25.2)      $  34.2         nm
-----------------------------------------------------------------------------------------------------------------------------------

(a) Segment (loss) earnings for the six months ended June 30, 2003 include only 5 months of operating and financial results for the mines acquired in the TVX/Echo Bay Transaction.
(b) Segment (loss) earnings for 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003, and 100% thereafter).
(c) Other operations include Kettle River, Refugio, Lupin and New Britannia. Segment earnings (loss) for 2003 included the Company's portion of financial results for Lupin and Kettle River at 100% and New Britannia at 50% since February 1, 2003.

OPERATIONS

FORT KNOX (100% OWNERSHIP AND OPERATOR) - U.S.A.

------------------------------------------------------------------------------------------------------------------------------------
                                             Three months ended            Q2             Six months ended              YTD
                                                  June 30,            2004 VS 2003             June 30,             2004 VS 2003
                                             -------------------                       ---------------------
                                              2004        2003       Change   Change %    2004          2003       Change   Change %
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's)                    3,091.4      3,457.4     (366.0)   (11%)     6,307.6       6,526.8      (219.2)    (3%)
Grade (grams/tonne)                            0.89         1.00      (0.11)   (11%)        0.90          1.11       (0.21)   (19%)
Recovery (%)                                    89%          83%         6%       7%         85%           83%          2%      2%
Gold equivalent ounces produced              79,007      101,425    (22,418)   (22%)     154,987       192,639     (37,652)   (20%)

FINANCIAL DATA (in US$ millions)
Revenues                                 $     27.2   $     34.8  $    (7.6)   (22%)  $     63.0    $     68.0   $    (5.0)    (7%)
Cost of sales (a)                              19.1         24.1       (5.0)   (21%)        41.8          47.8        (6.0)   (13%)
Accretion                                       0.4          0.3        0.1     33%          0.7           0.6         0.1     17%
Depreciation, depletion & amortization          6.5          9.8       (3.3)   (34%)        13.6          19.8        (6.2)   (31%)
-----------------------------------------------------------------------------------------------------------------------------------
                                                1.2          0.6        0.6    100%          6.9          (0.2)        7.1     nm
Exploration                                     0.1          0.6       (0.5)   (83%)         0.1           1.0        (0.9)   (90%)
-----------------------------------------------------------------------------------------------------------------------------------

Segment earnings (loss)                  $      1.1   $   --      $     1.1     nm    $      6.8    $     (1.2)  $     8.0     nm
------------------------------------------------------------------------------------------------------------------------------------



(a) Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998. The Fort Knox operation consists of the main Fort Knox open pit and the True North open pit located approximately 15 kilometres northwest of Fort Knox.

SECOND QUARTER OF 2004 VS. SECOND QUARTER OF 2003

o Gold equivalent production was lower by approximately 22% to 79,007 ounces, reflecting the reduction in mill feed, primarily due to the suspension of the processing of ore from the True North deposit. The processing of the True North ore is expected to recommence in the second half of 2004. The lower production is reflected in the 22% drop in revenues between the second quarter of 2004 and 2003.
o Lower production resulted in a drop in costs of sales. However, on a per ounce basis, cost of sales were up reflecting the lower ounces processed, increases in fuel costs of approximately 15%, increase in energy costs of approximately 5% and availability of equipment. The availability issues will be addressed as additional high capacity trucks will be delivered and put into use during the third quarter of 2004.

FIRST HALF OF 2004 VS. FIRST HALF OF 2003

o Gold equivalent production was lower by approximately 20% reflecting low mill feed grades due to the mining sequence at Fort Knox and the deferral of True North mining to the second half of 2004. Mill feed grades are expected to increase in the second half of the year due to improved grade at Fort Knox and the resumption of mining at True North. Lower production partially offset by higher realized gold prices resulted in a 7% decline in revenues.
o Suspension of mining of the True North deposit was to allow the True North mining fleet to be utilized in completing the next phase of the tailings dam lift at Fort Knox instead of relying on more expensive third party contractors. This is expected to result in decreased production for the full year 2004 compared to 2003.
o Gold equivalent production of 154,987 ounces was higher than planned production of 145,000 ounces for the first half of 2004.
o Lower costs of sales resulting from lower production were partially offset by fuel and power costs and reduced availability of equipment.
o Operating costs, on a per ounce basis, are expected to decrease quarter over quarter as waste mining efforts shift to the Fort Knox mine expansion program. This major pit expansion will take place over the next several years, releasing approximately 1 million ounces of gold.
o Exploration conducted in 2003 and additional results from the Fort Knox in-pit work confirmed sufficient continuity of the mineralized zones to justify a major pit wall layback at an assumed gold price of $325 per ounce. This major layback is comprised of a three year, approximately $60 million capital expenditure program.

o Planned capital expenditures for 2004 were approximately $39.0 million. In the first half of 2004 $19.4 million was spent - $8.4 million for mine development, $3.3 million on the tailings dam with the balance spent on new equipment and equipment rebuilds.

The Company's forecast for 2004 is gold production of approximately 340,000 ounces with lower costs, on a per ounce basis, in the second half due to improved grade at Fort Knox and the resumption of mining at True North.

ROUND MOUNTAIN (50% OWNERSHIP AND OPERATOR) - U.S.A

-----------------------------------------------------------------------------------------------------------------------------
                                      Three months ended            Q2            Six months ended            YTD
                                            June 30,           2004 VS 2003            June 30,            2004 VS 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)           17,308.5    6,081.1   11,227.4       185%   34,742.5   10,751.1   23,991.4       223%
Grade (grams/tonne)                        0.66       0.66         --         0%       0.65       0.66      (0.01)       (2%)
Recovery (%)                                66%        66%         --         0%        66%        66%         --         0%
Gold equivalent ounces produced          99,554    116,336    (16,782)      (14%)   194,538    180,370     14,168         8%

FINANCIAL DATA (in US$ millions)
Revenues                               $   36.8   $   42.0  $    (5.2)      (12%) $    73.6  $    63.3  $    10.3        16%
Cost of sales (c)                          21.0       19.8        1.2         6%       38.6       33.6        5.0        15%
Accretion                                   0.4        0.4         --         0%        0.9        0.7        0.2        29%
Depreciation, depletion & amortization     11.6       12.6       (1.0)       (8%)      22.1       20.2        1.9         9%
-----------------------------------------------------------------------------------------------------------------------------
                                            3.8        9.2       (5.4)      (59%)      12.0        8.8        3.2        36%
Exploration                                 0.1        0.6       (0.5)      (83%)       0.2        0.8       (0.6)      (75%)
Other                                        --         --         --         0%       (0.1)        --       (0.1)        nm
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings                       $    3.7   $    8.6  $    (4.9)      (57%) $    11.9  $     8.0  $     3.9        49%
-----------------------------------------------------------------------------------------------------------------------------


(a) 2003 results are for the period February through June only.
(b) Tonnes processed represent 100% of mine production.
(c) Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, upon completion of the combination with Echo Bay on January 31, 2003.

SECOND QUARTER OF 2004 VS. SECOND QUARTER OF 2003

o Gold equivalent production was lower by 14%, from 116,336 gold equivalent ounces to 99,554 gold equivalent ounces, due to lower grades of ore placed on the dedicated and reusable leach pads.
o Cost of sales increased by 6%, despite lower production due to increases in fuel costs, energy costs and supplies.

FIRST HALF OF 2004 VS. FIRST HALF OF 2003

o Gold equivalent production for the first half of 2004 was higher by approximately 8% reflecting acceleration in the placement of ore on the dedicated leach pads to offset crushing and milling limitations and to stockpile higher grade ore. The milling and crushing limitations resulted from a failure of an electrical transformer in the last half of 2003. This was partially offset by lower recovery rates due to lower grade ore placed on the dedicated and reusable leach pads.
o Gold equivalent production of 194,538 ounces was higher than the planned production of 180,700 ounces for the first half of 2004.
o The increase in cost of sales reflects the increased production along with increases in fuel costs, power costs, supplies and marginal increases in payroll.
o Capital expenditures during the first half were $3.5 million with total year planned expenditures of $8.1 million (the Company's share). Capital expenditures during the first half of 2004 were incurred primarily on leach pad expansions and capitalized exploration on the Gold Hill deposit.

The Company's forecast for 2004 is gold production of approximately 385,000 ounces.

PORCUPINE JOINT VENTURE (49% INTEREST, PLACER DOME 51%, OPERATOR) - CANADA

----------------------------------------------------------------------------------------------------------------------------
                                      Three months ended            Q2              Six months ended           YTD
                                           June 30,            2004 VS 2003            June 30,             2004 VS 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004       2003      Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (a)              996.4    1,061.5      (65.1)       (6%)   1,980.0    2,048.2      (68.2)       (3%)
Grade (grams/tonne)                        3.69       3.88      (0.19)       (5%)      3.67       3.62       0.05         1%
Recovery (%)                                92%        92%         0%         0%        92%        92%         0%         0%
Gold equivalent ounces produced          53,225     59,964     (6,739)      (11%)   105,092    107,544     (2,452)       (2%)

FINANCIAL DATA (in US$ millions)
Revenues                                $  19.9   $   20.3    $  (0.4)       (2%)  $   40.3   $   38.5    $   1.8         5%
Cost of sales (b)                          10.7       11.6       (0.9)       (8%)      23.3       25.2       (1.9)       (8%)
Accretion                                   0.1        0.2       (0.1)      (50%)       0.3        0.3         --         0%
Depreciation, depletion & amortization      5.7        5.9       (0.2)       (3%)      11.1       10.5        0.6         6%
-----------------------------------------------------------------------------------------------------------------------------
                                            3.4        2.6        0.8        31%        5.6        2.5        3.1       124%
Exploration                                 1.0        1.0         --         0%        1.8        1.3        0.5        38%
Other                                        --        1.4       (1.4)     (100%)        --        1.4       (1.4)     (100%)
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings (loss)                 $   2.4   $    0.2    $   2.2      1100%   $    3.8   $   (0.2)   $   4.0         nm
-----------------------------------------------------------------------------------------------------------------------------

(a) Tonnes processed represent 100% of mine production.
(b) Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company formed this joint venture on July 1, 2002 with a wholly owned subsidiary of Placer Dome Inc. by combining each company's gold mining operations in the Porcupine district of Timmins, Ontario.

SECOND QUARTER OF 2004 VS. SECOND QUARTER OF 2003

o Gold equivalent production was lower by 11% due to closure of the Dome underground mining operations at the end of May and lower mill throughput. The Dome underground mine was the longest operating mine in North America having been in operation for 94 years. Despite the drop in production, revenues were down by only 2% due to higher realized gold prices.
o Cost of sales were down reflecting the lower ounces processed as discussed above, partially offset by a strengthening of the Canadian dollar, compared to the United States dollar, during the quarter.

FIRST HALF OF 2004 VS. FIRST HALF OF 2003

o Gold equivalent production was lower by approximately 2% reflecting closure of the Dome underground mining operations at the end of May offset by higher underground grades being processed. The Hoyle Pond underground and the Hoyle Pond and Dome open pit operations are still in operation. Despite lower production, revenues were up by 5% during the first half of 2004 due to higher realized gold prices.
o Gold equivalent production of 105,092 ounces was better than the planned production of 101,200 ounces for the first half of 2004.
o The decrease in costs of sales reflects the lower production along with the impact of processing higher underground grades. This was partially offset by a 4% appreciation of the Canadian dollar, compared to the United States dollar, during the first half of 2004.
o The Company and its partner planned an aggressive spending program for 2004 centred on expanding reserves through the development of the Pamour project and Hoyle Pond development. Capital expenditures during the first half were $7.2 million with total year planned expenditures of $28.7 million (the Company's share). Capital expenditures during the first half of 2004 were lower due to deferral of the Pamour project, deferral of capital for the winze (an underground tunnel to provide connection between levels of the mine) at Hoyle Pond and deferral of the Hoyle Pond crown pillar project.

The Company's forecast for 2004 is gold production of approximately 200,000 ounces.

KUBAKA (98.1% OWNERSHIP AND OPERATOR) - RUSSIA

-----------------------------------------------------------------------------------------------------------------------------
                                        Three months ended         Q2               Six months ended           YTD
                                           June 30,            2004 VS 2003            June 30,             2004 VS 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)              216.0      214.0        2.0         1%      434.0      434.0         --         0%
Grade (grams/tonne)                        5.75       7.11      (1.36)      (19%)      5.02       6.65      (1.63)      (25%)
Recovery (%)                                98%        97%         1%         1%        97%        97%         0%         0%
Gold equivalent production to dore       39,121     47,576     (8,455)      (18%)    68,380     77,626     (9,246)      (12%)

FINANCIAL DATA (in US$ millions)
Revenues                                $  16.5    $  16.2    $   0.3         2%    $  28.5    $  27.7    $   0.8         3%
Cost of sales (c)                          10.0        8.4        1.6        19%       17.7       13.8        3.9        28%
Accretion                                   0.1         --        0.1         nm        0.2       (0.1)       0.3         nm
Depreciation, depletion & amortization      2.1        5.1       (3.0)      (59%)       3.8        8.2       (4.4)      (54%)
-----------------------------------------------------------------------------------------------------------------------------
                                            4.3        2.7        1.6        59%        6.8        5.8        1.0        17%
Exploration                                  --        0.4       (0.4)     (100%)       0.1        0.6       (0.5)      (83%)
Other                                       0.2        0.2         --         0%        0.4        0.4         --         0%
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings                        $   4.1    $   2.1    $   2.0        95%    $   6.3    $   4.8    $   1.5        31%
-----------------------------------------------------------------------------------------------------------------------------



(a)  54.7% ownership interest to February 28, 2003, 98.1% thereafter.
(b)  Tonnes processed represent 100% of mine production.
(c)  Cost of sales excludes accretion, depreciation, depletion and amortization.

On February 28, 2003, the Company completed a step-up transaction increasing its interest by 43.44% in the Kubaka open pit mine located in the Magadan Oblast in far eastern Russia to bring its ownership to 98.1%. Therefore, the comparative results include the Company's 54.7% share for the first two months of 2003 and its 98.1 % ownership thereafter.

SECOND QUARTER OF 2004 VS. SECOND QUARTER OF 2003

o The Company's share of gold equivalent production was lower by approximately 18% due to the processing of relatively lower grade stockpiles. However, revenues increased by 2% despite the lower production due largely to higher realized gold prices. Pre-stripping of the Birkachan pit was completed and mining of ore commenced at the end of May 2004. The activities at the Birkachan pit were affected by inclement weather.
o Costs of sales during the quarter increased by 19% despite the 18% decrease in production due to lower grade ore processed, higher fuel costs, increased equipment supplies and mill consumables, partially offset by reduced selling costs and property taxes.

FIRST HALF OF 2004 VS. FIRST HALF OF 2003

o Gold equivalent production was lower by approximately 12% reflecting the processing of relatively lower grade stockpiles. However, revenues increased by 3% despite the lower production largely due to higher realized gold prices. Pre-stripping of the Birkachan pit was completed and mining of ore started at the end of May 2004. The activities at the Birkachan pit were affected by inclement weather.
o Gold equivalent production of 68,380 ounces was higher than the planned production of 60,000 ounces for the first half of 2004.
o Costs of sales increased despite lower production as a result of higher fuel costs, equipment supplies and mill consumables, partially offset by reduced selling costs and property taxes.
o The addition of high-grade Birkachan ore will increase the mill feed grade in the second half of the year, which should increase production and lead to a lower costs of sales, on a per ounce basis.
o Current plans indicate that an eight-week shut-down of the Kubaka mill during the third quarter of 2004 will reduce the over-all operating cost profile and improve the annual cash flow of the mine. This eight-week suspension will allow for more efficient operations of the mill in the fourth quarter of 2004 and will eliminate overtime-related labour costs associated with vacations.
o The all season road connecting the Birkachan deposit to the Kubaka processing facility is expected to be completed by the third quarter of 2004. Transportation of ore from the Birkachan mine to the Kubaka mill is planned to begin in the fourth quarter of 2004.
o The Company planned capital expenditures of $11.2 million in 2004, principally to develop the Birkachan open pit and commence underground exploration of the Tsokol vein. In the first half of 2004, the Company spent $10.0 million primarily on pre-strip and construction at Birkachan, new mechanical equipment (haul truck, loader and drill rig) and the tailings expansion project.

The Company's forecast for 2004 is gold production of approximately 137,000 ounces.

PARACATU (ALSO KNOWN AS BRASILIA - 49% OWNERSHIP, RIO TINTO 51%, OPERATOR)
 - BRAZIL


-----------------------------------------------------------------------------------------------------------------------------
                                         Three months ended          Q2             Six months ended            YTD
                                           June 30,             2004 VS 2003           June 30,             2004 VS 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)            4,271.4    4,495.4     (224.0)       (5%)   8,770.0    7,596.9    1,173.1        15%
Grade (grams/tonne)                        0.45       0.46      (0.01)       (2%)      0.45       0.46      (0.01)       (2%)
Recovery (%)                                75%        77%        (2%)       (3%)       75%        77%        (2%)       (3%)
Gold equivalent production to dore       22,096     25,707     (3,611)      (14%)    46,436     42,665      3,771         9%

FINANCIAL DATA (in US$ millions)
Revenues                               $    9.6   $    8.8    $   0.8         9%   $   19.1   $   14.6   $    4.5        31%
Cost of sales (c)                           5.1        4.6        0.5        11%        9.6        8.2        1.4        17%
Accretion                                   0.2        0.1        0.1       100%        0.3        0.2        0.1        50%
DD&A                                        2.3        2.9       (0.6)      (21%)       4.7        4.6        0.1         2%
-----------------------------------------------------------------------------------------------------------------------------
                                            2.0        1.2        0.8        67%        4.5        1.6        2.9       181%
Exploration                                  --        0.3       (0.3)     (100%)        --        0.3       (0.3)     (100%)
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings                       $    2.0   $    0.9    $   1.1       122%   $    4.5   $    1.3   $    3.2       246%
-----------------------------------------------------------------------------------------------------------------------------

(a)  2003 results are for the period February through June only.
(b)  Tonnes processed represent 100% of mine production.
(c)  cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, upon completion of the combination with TVX on January 31, 2003.

SECOND QUARTER OF 2004 VS. SECOND QUARTER OF 2003

o Gold equivalent production was 14% lower due to the processing of relatively harder ore. However, revenues were up by 9% as higher gold prices more than offset the drop in production and fewer ounces sold.
o Despite the lower production, cost of sales increased by 11%. The increase was largely the result of the higher costs associated with the harder ore being processed.

FIRST HALF OF 2004 VS. FIRST HALF OF 2003

o Gold equivalent production of 46,436 ounces for the first half of 2004 was an increase of 9% over the 42,665 ounces for the first half of 2003. The increased production along with higher realized gold prices resulted in a 31% increase in revenues.
o Costs of sales were up by 17% reflecting the impact of lower plant throughput as well as increased costs from harder ore being processed.
o The Company planned capital expenditures of $13.1 million in 2004 mainly to expand the semi-autogenous grinding ("SAG") mill. In the first half of 2004, $1.9 million was spent due to the delay in completion of the SAG mill feasibility study.

The Company's forecast for 2004 is for gold production of approximately 92,000 ounces.

LA COIPA (50% OWNERSHIP, PLACER DOME 50%, OPERATOR) - CHILE

-----------------------------------------------------------------------------------------------------------------------------
                                       Three months ended          Q2               Six months ended           YTD
                                           June 30,            2004 VS 2003             June 30,            2004 VS 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)            1,596.0   $1,547.0       49.0         3%    3,189.0    2,586.0      603.0        23%
Grade (grams/tonne)                        0.94       0.86       0.08         9%       1.16       0.94       0.22        23%
Recovery (%)                                82%        85%        (3%)       (4%)       82%        86%        (4%)       (5%)
Gold equivalent production to dore       32,454     32,854       (400)       (1%)    73,003     56,777     16,226        29%

FINANCIAL DATA (in US$ millions)
Revenues                               $   14.1    $  11.6      $ 2.5        22%   $   29.9   $   22.2    $   7.7        35%
Cost of sales (c)                          10.2        9.4        0.8         9%       18.5       17.7        0.8         5%
Accretion                                    --         --         --         0%        0.1        0.1         --         0%
DD&A                                        4.3        4.0        0.3         8%        9.3        6.6        2.7        41%
-----------------------------------------------------------------------------------------------------------------------------
                                           (0.4)      (1.8)       1.4       (78%)       2.0       (2.2)       4.2         nm
Exploration                                 0.1        0.4       (0.3)      (75%)       0.1        0.5       (0.4)      (80%)
Other                                       0.1         --        0.1         nm        0.1         --        0.1         nm
-----------------------------------------------------------------------------------------------------------------------------
Segment (loss) earnings                $   (0.6)   $  (2.2)     $ 1.6       (73%)  $    1.8   $   (2.7)   $   4.5         nm
-----------------------------------------------------------------------------------------------------------------------------

(a)  2003 results are for the period February through June only.
(b)  Tonnes processed represent 100% of mine production.
(c)  Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the La Coipa open pit mine upon completion of the combination with TVX on January 31, 2003.

SECOND QUARTER OF 2004 VS. SECOND QUARTER OF 2003

o Gold equivalent production was marginally lower in the second quarter of 2004. Revenues were up by 22% due to higher realized gold prices and an increased number of gold equivalent ounces sold.

FIRST HALF OF 2004 VS. FIRST HALF OF 2003

o Gold equivalent production was higher by approximately 29% mainly due to changes in the mine plan.
o Gold equivalent production of 73,003 ounces was better than the planned production of 69,800 ounces for the first half of 2004.
o The increased cost of sales reflects the increase in the tonnes of ore processed. Recovery rates were lower than the first half of 2003, however they were marginally better than the plan. Costs of sales, on a per ounce basis, is expected to increase throughout the year with the mining of more in-pit waste rock than in 2003.

The Company's forecast for 2004 is gold production of approximately 145,000 ounces.

CRIXAS (50% OWNERSHIP, ANGLOGOLD 50%, OPERATOR) - BRAZIL

-----------------------------------------------------------------------------------------------------------------------------
                                       Three months ended           Q2             Six months ended            YTD
                                           June 30,            2004 VS 2003             June 30,           2004 VS 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)              185.3      188.7       (3.4)       (2%)     368.3      311.7       56.6        18%
Grade (grams/tonne)                        8.25       8.27      (0.02)       (0%)      8.14       8.26      (0.12)       (1%)
Recovery (%)                                95%        96%        (1%)       (1%)       95%        96%        (1%)       (1%)
Gold equivalent production to dore      $23,440     24,103       (663)       (3%)    45,951     39,707      6,244        16%

FINANCIAL DATA (in US$ millions)
Revenues                                $   8.7    $   8.7      $  --         0%    $  18.2    $  14.3     $  3.9        27%
Cost of sales (c)                           2.7        2.6        0.1         4%        5.7        5.1        0.6        12%
Accretion                                    --         --         --         0%         --         --         --         0%
Depreciation, depletion & amortization      3.2        3.3       (0.1)       (3%)       6.2        5.6        0.6        11%
-----------------------------------------------------------------------------------------------------------------------------
                                            2.8        2.8         --         0%        6.3        3.6        2.7        75%
Exploration                                  --        0.1       (0.1)     (100%)       0.1        0.2       (0.1)      (50%)
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings                        $   2.8    $   2.7      $ 0.1         4%    $   6.2    $   3.4     $  2.8        82%
-----------------------------------------------------------------------------------------------------------------------------

(a)  2003 results are for the period February through June only.
(b)  Tonnes processed represent 100% of mine production.
(c)  Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Crixas underground mine, located in the state of Goias, Brazil, upon completion of the combination with TVX on January 31, 2003.

SECOND QUARTER OF 2004 VS. SECOND QUARTER OF 2003

o Gold equivalent production, revenue, costs of sales and depreciation for the second quarter of 2004 were similar to the second quarter of 2003. Marginally lower throughput lead to lower production, which was offset by higher realized gold prices.

FIRST HALF OF 2004 VS. FIRST HALF OF 2003

o Gold equivalent production was higher by approximately 16% mainly due to changes in the mine plan. The increased production was the result of an increase to the amount of ore being processed. Revenues were up by 27% due to the increased production and higher realized gold prices.
o Gold equivalent production of 45,951 ounces was lower than the planned production of 46,600 ounces for the first half of 2004 due to grade variation in quartz vein ore. Recovery rates for the first half were marginally better than plan.

The  Company's  forecast for 2004 is gold  production  of  approximately  94,000 ounces.

MUSSELWHITE (31.93% OWNERSHIP, PLACER DOME 68.07%, OPERATOR) - CANADA

-----------------------------------------------------------------------------------------------------------------------------
                                       Three months ended          Q2               Six months ended           YTD
                                            June 30,           2004 VS 2003            June 30,            2004 VS 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Tonnes processed (000's) (b)              363.9      342.1       21.8         6%      727.9      533.8      194.1        36%
Grade (grams/tonne)                        5.46       5.40       0.06         1%       5.21       5.27      (0.06)       (1%)
Recovery (%)                                96%        95%         1%         1%        96%        95%         1%         1%
Gold equivalent production to dore       19,600     18,089      1,511         8%     37,149     27,564      9,585        35%

FINANCIAL DATA (in US$ millions)
Revenues                                $   8.0    $   5.5     $  2.5        45%    $  16.0    $   8.4     $  7.6        90%
Cost of sales (c)                           5.0        4.2        0.8        19%       10.6        7.0        3.6        51%
Accretion                                   0.1         --        0.1         nm        0.1         --        0.1         nm
Depreciation, depletion & amortization      3.3        3.0        0.3        10%        6.2        4.7        1.5        32%
-----------------------------------------------------------------------------------------------------------------------------
                                           (0.4)      (1.7)       1.3        76%       (0.9)      (3.3)       2.4        73%
Exploration                                 0.5        0.7       (0.2)      (29%)       1.1        1.1         --         0%
-----------------------------------------------------------------------------------------------------------------------------
Segment loss                            $  (0.9)   $  (2.4)    $  1.5        63%    $  (2.0)   $  (4.4)    $  2.4        55%
-----------------------------------------------------------------------------------------------------------------------------

(a)  2003 results are for the period February through June only.
(b)  Tonnes processed represent 100% of mine production.
(c)  Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, upon completion of the combination with TVX on January 31, 2003.

SECOND QUARTER OF 2004 VS. SECOND QUARTER OF 2003

o Gold equivalent production was 8% higher due to improved mill throughput and marginally higher grades and recoveries. Increased production and sales along with higher realized gold prices resulted in a 45% increase in revenue.
o Costs of sales were higher as a result of increased sales and a stronger Canadian dollar compared to the United States dollar.

FIRST HALF OF 2004 VS. FIRST HALF OF 2003

o Gold equivalent production was higher by 35% mainly due to improved mill throughput, which more than offset marginally lower grades. The increased production and number of ounces sold, along with higher gold prices, lead to a 90% increase in revenues.
o The increased cost of sales was due to higher mill throughput, higher sales and a stronger Canadian dollar compared to the United States dollar.

The  Company's  forecast for 2004 is gold  production  of  approximately  75,000 ounces.

OTHER OPERATING SEGMENTS

NEW BRITANNIA (50% OWNERSHIP AND OPERATOR) - CANADA

The Company operates and owns a 50% interest in the New Britannia mine, located in northern Manitoba, Canada, acquired in the combination with TVX on January 31, 2003. The Company's share of gold equivalent production in the second quarter and first half of 2004 was 7,866 ounces and 14,573 ounces, respectively. This compares to the Company's share of gold equivalent production for the second quarter and first half of 2003 of 9,365 ounces and 16,825 ounces, respectively. Results from the first half of 2003 are for the months of February through June only. Gold equivalent production was lower for the second quarter and first half of 2004 as the mine is being prepared for closure unless new deposits are identified. Costs of sales for both the quarter and year-to-date were due to a reduction in spending as a result of the preparation for closure activities.

The  Company's  forecast for 2004 is gold  production  of  approximately  27,200 ounces.

LUPIN (100% OWNERSHIP AND OPERATOR) - CANADA

The Company operates the Lupin underground mine, located in the Nunavut Territory, Canada, acquired in the combination with Echo Bay on January 31, 2003. In August 2003, the Company announced the suspension of operations at Lupin due to the poor economic performance of the operation over a protracted period of time. The plant and equipment was placed on care and maintenance pending a review of alternatives for the mine. The mine recommenced production on March 3, 2004 based on the development of a mine plan to extract the shaft and crown pillars and previously developed remnant ore. Gold equivalent production in the second quarter and first half of 2004 were 19,710 ounces and 24,897 ounces, respectively. This compares to second quarter and first half of 2003 gold equivalent production of 25,534 ounces and 44,318 ounces, respectively. Results from the first half of 2003 are for the months February through June only. Gold equivalent production was lower for the second quarter and first half of 2004 as compared to the second quarter and first half of 2003 by 23% and 44%, respectively, due to fewer tons encountered in the center zone crown pillar and the lower grade of ore as the Company winds down mining activities. Operating costs were lower for both the quarter and six months ended June 30, 2004 due to spending reductions resulting from the winding down of mining activities.

The  Company's  forecast for 2004 is gold  production  of  approximately  72,000 ounces.

KETTLE RIVER (100% OWNERSHIP AND OPERATOR) - U.S.A.

Kettle River, located in the state of Washington, U.S.A., recommenced operations in late December 2003. Gold equivalent production in the second quarter and first half of 2004 were 22,362 ounces and 47,709 ounces, respectively. Gold equivalent production was lower than the plan for the second quarter and first half of 2004 by 20% and 10%, respectively, due to lower throughput at the mill and lower grade ore, partially offset by better than plan recovery rates.

The  Company's  forecast for 2004 is gold  production  of  approximately  99,600 ounces.

REFUGIO (50% OWNERSHIP AND OPERATOR) - CHILE

In 2003, the Company and its joint venture partner, Bema Gold Corporation, announced plans to recommence production at the Refugio mine in late 2004. Capital expenditures associated with the recommencement of operations are now expected to be approximately $58 million as result of construction delays and increased steel and labor costs. The delays are due to poor performance of subcontractors, delays in shipping of equipment and inclement weather. During the second quarter of 2004, activities continued to be focused on engineering, procurement, design and construction of the expanded processing plant. The Refugio mine will be capable of producing approximately 115,000 to 130,000 ounces of gold equivalent per annum to the Company's share.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $43.0 million during the second quarter of 2004 compared to $45.5 million in 2003. The decrease is due to the reduction in depreciation at the Fort Knox operation due to the suspension of mining at the True North mine until the latter half of 2004, partially offset by the resumption of mining at Kettle River in December 2003. Depreciation, depletion and amortization totaled $81.7 million during the first half of 2004 compared to $78.0 million in 2003.

EXPLORATION AND BUSINESS DEVELOPMENT

Total exploration and business development expenses incurred during the second quarter of 2004 and first half of 2004 were $5.4 million and $8.9 million, respectively, compared to $7.1 million and $13.3 million in each of the same periods of 2003, respectively. Exploration and business development activities were lower than planned as certain projects expected to begin in the first quarter were delayed until the second quarter. Costs pertaining to these activities will increase during the remaining quarters to compensate for the lower than planned first quarter spending.

The Company plans to spend a minimum of $20.0 million on its exploration program in order to replace and increase reserves at existing mines and increase reserves at development projects.

GENERAL AND ADMINISTRATIVE

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative expenses in the second quarter of 2004 and first half of 2004 were $8.5 million and $15.4 million, respectively, compared to $6.0 million and $11.8 million in each of the same periods of 2003, respectively.

The general and administrative expenses for the second quarter of 2004 are higher primarily due to stock based compensation expense of $0.3 million, restricted stock units expense of $0.2 million, and increases in legal costs, payroll and benefit costs, insurance and shareholder communication costs.

The first half 2004 general and administrative expenses are higher than the 2003 comparative expenses as the Company adopted CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments". During the first half of 2004, the Company recorded stock-based compensation expense of $0.9 million relating to stock options and restricted stock units previously granted over the respective vesting periods. The increases for 2004 are also due to increases in payroll and benefit costs, insurance, legal costs and shareholder communication costs.

OTHER INCOME - NET

-----------------------------------------------------------------------------------------------------------------------------
IN US$ MILLIONS                        Three months ended           Q2             Six months ended            YTD
                                           June 30,             2004 VS 2003            June 30,            2004 VS 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004       2003      Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
Interest and other income                 $ 1.9     $  1.8      $ 0.1         6%      $ 3.7     $  2.8      $ 0.9        32%
Non-hedge derivative gain (loss)            4.1       (0.9)       5.0         nm        3.3        1.2        2.1       175%
Interest expense on long-term liabilities  (0.5)      (1.4)       0.9        64%       (1.1)      (2.5)       1.4        56%
Foreign exchange gain (loss)                6.7      (17.6)      24.3         nm        5.0      (24.6)      29.6         nm
-----------------------------------------------------------------------------------------------------------------------------
Total other income                        $12.2     $(18.1)     $30.3         nm      $10.9     $(23.1)     $34.0         nm
-----------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE

Interest expense totaled $0.5 million and $1.1 million during the second quarter and first half of 2004, respectively, compared to $1.4 million and $2.5 million for the comparative periods in 2003. Interest expense in the first half of 2004 was comprised primarily of interest on the remaining Kubaka project loans, interest on the Industrial Revenue Bonds, Fort Knox capital leases and on other items. Interest expense is expected to remain low for the remainder of 2004, as the Company has repaid the Industrial Revenue Bonds and the only plan to increase current debt levels is through the addition of $16.0 million of capital leases in 2004 for the Refugio mining fleet of which $4.4 million were added during the second quarter of 2004.

NON-HEDGE DERIVATIVE GAIN (LOSS)

Premiums received at the inception of written call options are recorded as a liability and changes in the fair value of the liability are recognized in the current period. During the first half of 2004, the Company recorded a decrease to the liability on call options sold of $3.3 million compared to a decrease of $1.2 million in 2003.

FOREIGN EXCHANGE GAIN (LOSS)

During the second quarter and first half of 2004 the Company recorded a net gain on foreign currency translation and transactions of $6.7 million and $5.0 million, respectively, compared to net losses for the comparative periods in 2003 of $17.6 million and $24.6 million.

The Company's monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the period. Exchange gains and losses are included in income.

The foreign exchange risks facing the Company and the impact of changes in the currencies in which the Company conducts its operations in relation to the U.S. dollar are discussed in the "Risk Analysis" section of the MD&A for the year ended December 31, 2003.

INCOME AND MINING TAXES

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The liability for the first half of 2003 arose from income taxes in Russia, Brazil, Chile (La Coipa mine) and federal large corporations tax and provincial mining taxes in Canada. The Company's joint venture investments in the La Coipa and Refugio mines are held in separate Chilean companies, each of which is subject to tax.

BALANCE SHEET

Key items and statistics are highlighted below (in millions of U.S. dollars).

--------------------------------------------------------------------
                                                   AS AT:
                                       -----------------------------
                                         June 30,       December 31,
                                           2004             2003
--------------------------------------------------------------------

Unrestricted cash & equivalents        $    187.7      $    245.8
Current assets                              373.8           402.3
Total assets                              1,756.3         1,794.5
Current liabilities                         103.1           150.5
Total debt (a)                               24.3            45.7
Total liabilities (b)                       376.5           438.0
Shareholders' equity                      1,379.8         1,356.5
--------------------------------------------------------------------
Statistics
     Working capital                   $    270.7      $    251.8
     Working capital ratio (c)              3.63x           2.67x
--------------------------------------------------------------------


(a) Includes long-term debt plus the current portion thereof and preferred shares.
(b)  Includes preferred shares and non-controlling interest.
(c)  Current assets divided by current liabilities.

During 2003, the Company completed a number of material transactions that significantly improved its balance sheet. These events are fully described in the year ended December 31, 2003 MD&A. During the first half of 2004, unrestricted cash and equivalents decreased by $58.1 million. The changes in cash are fully described in the liquidity section that follows. The balance sheet has improved over the quarter as working capital increased, while debt and other obligations decreased.

LIQUIDITY AND CAPITAL RESOURCES

The Company is highly liquid. During the first half of 2004, the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

Cash flow provided from operating activities for the quarter was $25.4 million in 2004 compared to $18.1 million in 2003. Cash flow provided from operating activities increased due to a higher gold price, higher production and gold sales and decreased due to an increase in working capital requirements and deferred losses on hedges as a result of unwinding the gold hedge program.

Cash flow provided from operating activities for the first half of 2004 was $40.4 million in 2004 compared to $34.1 million in 2003. Cash flow provided from operating activities increased due to a higher gold price, higher production and gold sales and decreased due to an increase in working capital requirements from deferred losses on hedges as a result of unwinding the gold hedge program.

Significant factors in the use of cash for the first half of 2004 were $12.9 million related to winter road resupply purchases at Kubaka and Lupin and a reduction of $13.6 million in accrued liabilities due to payments associated with the completion of the settlement agreement regarding TVX Hellas.

CAPITAL ADDITIONS

The Company plans to spend $165.0 million on additions to property, plant and equipment as fully described in the December 31, 2003 MD&A. This is a significant increase over the $73.4 million spent in 2003. Management believes that, with the price of gold in the $400 range, it is the correct time to upgrade and expand its mining operations. The following table outlines the capital additions in 2004 by operation:

-------------------------------------------------
                       YEAR TO DATE     FULL YEAR
                          ACTUAL         FORECAST
-------------------------------------------------

Fort Knox               $  19.4        $   39.0
Round Mountain              3.5             8.1
Porcupine                   7.1            28.7
Kubaka                     10.0            11.2
Paracatu                    1.9            13.1
La Coipa                    0.4             1.4
Crixas                      2.0             3.3
Musselwhite                 1.6             3.7
Refugio                    12.5            52.3
Other                       1.8             4.2
-----------------------------------------------
Total                   $  60.2        $  165.0
===============================================

LIQUIDITY OUTLOOK

As at June 30, 2004 the following are the major uses of cash for the remainder of 2004 outside of operating activities:

---------------------------------------------------------------------------
                                                 YEAR TO DATE     FULL YEAR
                                                    ACTUAL        FORECAST
---------------------------------------------------------------------------

Site restoration                                 $   4.5        $   19.2
Exploration and business development                 8.9            20.0
Property, plant and equipment additions             60.2           165.0
---------------------------------------------------------------------------
Total                                            $  73.6        $  204.2
===========================================================================

COMMITMENTS

----------------------------------------------------------------------------------------------------------------------
                                       TOTAL       SECOND HALF       2005         2006            2007          2008+
                                                     2004
----------------------------------------------------------------------------------------------------------------------
Long-term debt obligations           $   2.7        $   2.7        $    --        $    --        $  --         $  --
Capital lease obligations               15.7            2.9            6.4            6.4           --            --
Operating lease obligations              7.8            1.5            3.0            2.6           0.7           --
Purchase obligations                     2.1            0.1            0.7            0.7           0.6           --
Other long-term liabilities              2.5            0.4            0.3            0.3           0.3           1.2
----------------------------------------------------------------------------------------------------------------------
                                     $  30.8        $   7.6        $  10.4        $  10.0        $  1.6        $  1.2
======================================================================================================================


On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby the Company will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 67 kilometres by road from the Company's Kettle River gold milling facility. On December 16, 2003, Crown reported total proven and probable reserves, at a gold price of $350 per ounce, for the Buckhorn deposit of 2.79 million tonnes grading 11.05 grams per tonnes containing 991,300 ounces of gold.

The current operating plan for Buckhorn contemplates the development of an underground mine and the shipping of ore to the Kettle River mill. This development strategy addresses the major environmental issues identified during prior permitting efforts. The Company has a strong environmental record and believes that by working diligently with federal, state and local agencies as well as other stakeholders, the permitting process, initiated by Crown, can be successfully completed in a timely manner.

The Company has agreed to issue 0.2911 of a common share of the Company for each outstanding common share of Crown. The total common shares to be issued by the Company is approximately 13.6 million. A registration statement covering the issuance of the common shares has been filed with the U.S. Securities and Exchange Commission. It is anticipated that the acquisition of Crown will be completed following the effectiveness of the registration statement and the approval of the transaction by the Crown shareholders. The transaction is anticipated to close in the third quarter of 2004.

HEDGING ACTIVITIES

Realized and unrealized gains or losses on derivative contracts, which qualify for hedge accounting, are deferred and recorded in earnings when the underlying hedged transaction is recognized. Gains and losses on the early settlement of gold hedging contracts are recorded as deferred revenue or deferred losses on the balance sheet and included in earnings over the original delivery schedule of the hedged production. Realized and unrealized gains or losses on derivative contracts that do not qualify for hedge accounting are recognized in income in the period incurred.

The  outstanding  number  of  ounces,   average  expected  realized  prices  and
maturities for the gold commodity derivative contracts as at June 30, 2004 are as follows:

====================================================================================================
EXPECTED YEAR     SPOT DEFERRED     AVERAGE     CALL OPTIONS     AVERAGE      PUT OPTIONS  AVERAGE
OF DELIVERY       OUNCES HEDGED      PRICE      SOLD (OUNCES)    STRIKE         BOUGHT      STRIKE
                                                                 PRICE         (OUNCES)      PRICE
----------------------------------------------------------------------------------------------------
2004                    --            --               --           --          75,000       $ 250
2005                    --            --               --           --         150,000       $ 250
2006                    --            --               --                      150,000       $ 250
----------------------------------------------------------------------------------------------------
Total                   --            --               --           --         375,000       $ 250
====================================================================================================

At December 31, 2003, the Company had deferred contracts for the sale of 175,000 ounces of gold with a fair value unrealized loss of $24.1 million, however this loss was not recognized on the consolidated financial statements. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. In addition, the unrealized loss of $24.1 million is recognized in earnings in connection with the original maturity dates of the contracts. During the six months ended June 30, 2004 the Company delivered 85,000 ounces into these contracts and financially closed out the remaining 90,000 ounces at a cost of $9.6 million. However, for accounting purposes the portion of the unrealized loss, as determined on December 31, 2003, relating to contracts with original maturity dates after June 30, 2004 remains deferred on the balance sheet and will only be recognized into earnings in accordance with the original maturity dates of the contracts.

During the second quarter of 2004, the Company delivered 55,000 ounces into contracts outstanding at December 31, 2003 at an average price of $281 per ounce (30,000 ounces in the first quarter of 2004 at an average price of $269 per ounce).

At June 30, 2004, the Company's consolidated foreign currency program consists of:

===================================================================================================================
CANADIAN DOLLARS               MATURITY PERIOD     QUANTITY (MILLIONS        AVERAGE PRICE            FAIR VALUE
                               (TO THE YEAR)        OF U.S. DOLLARS)           (C$/USD$)             (MILLIONS OF
                                                                                                     U.S. DOLLARS)
------------------------------------------------------------------------------------------------------------------
Fixed forward contracts              2004                 $ 33.0                  1.3717                    $ 0.7
                                     2005                   10.0                  1.4322                      0.7
------------------------------------------------------------------------------------------------------------------
Total                                                     $ 43.0                  1.3858                    $ 1.4
==================================================================================================================


The Company uses these fixed forward contracts to partially hedge its Canadian dollar denominated mine operating costs and general and administrative costs. At December 31, 2003, the Company had fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN$28.4 million at an average exchange rate of 1.4221. The unrealized gain at December 31, 2003 was $1.8 million. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. The unrealized gain of $1.8 million is recognized in earnings in connection with the original maturity dates of the contracts. During the six months ended June 30, 2004, the Company recognized into earnings $0.9 million of the deferred gain. The remaining deferred gain will be recognized into earnings during the first half of 2005 ($0.9 million). Gains from the strengthening of the Canadian dollar against the U.S. dollar since January 1, 2004 have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses in the period incurred.

During the first half of 2004, the Company entered into additional fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN$45.3 million at an average exchange rate of 1.3717. The fair value of these fixed forward contracts as at June 30, 2004, based on a spot price of 1.3404, was $0.7 million, which has been recognized into earnings during the quarter.

For details on the hedging activities please refer to Note 5 "Financial instruments" of the accompanying consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

In the annual MD&A for the year 2003 there is a full discussion and description of the critical accounting policies appropriate to the Company. The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. These are fully described in the 2003 annual MD&A.

During the first half of 2004, the Company adopted three accounting changes:

1.       Stock-based compensation
2.       Asset retirement obligations
3.       Flow through shares

The description and impact of these changes are described in Note 4 of the accompanying consolidated financial statements for the period ended June 30, 2004, which are included in the Quarterly Report. None of these accounting changes had a material impact on the Company's second quarter and first half of 2004 results.

OUTLOOK

During the first half of 2004, we were able to exceed budget for production and importantly exceed our expectations with respect to our mine operating costs. This is a result of a strong commitment to cost containment by our operating teams, and a result of our continuous improvement program. Based on the results of the first half versus plan, we continue to expect to produce 1.70 to 1.75 million ounces of gold equivalent production for 2004. As production volumes increase, our cost of sales, on a per ounce basis, is expected to decrease. Our investments in exploration at our existing operations continue to yield promising results, as does the extensive infill drill program at Gurupi in Brazil.

In 2003, we announced plans to expand and recommission the Refugio mine, restart the Kettle River operation, and expand the Porcupine Joint Venture mill to accommodate the new ore feed from the Pamour open pit. The Refugio mine is scheduled to achieve production during the fourth quarter of 2004, while the Kettle River operation reopened in January 2004 and, after some initial start-up issues, is now working well. The PJV expansion is on time and below budget. We continue to plan to spend $165.0 million in capital improvements in 2004 in pursuit of meeting our goals.

At the end of last year, we were sellers of junior gold shares because, as we stated at the end of last year, we believed the sector was over heated. In the past few months we have reversed our view in the junior sector and have begun an investment strategy focused on companies with projects that we believe are developable in the 2006 - 2009 period. Our goal is to become a significant investor in a few of these companies and then we look to help existing management to maximize the value of the underlying assets to the benefit of their shareholders and of course Kinross shareholders.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)


-------------------------------------------------------------------------------------------------------
                                                                            AS AT          AS AT
                                                                           JUNE 30,      DECEMBER 31,
                                                                             2004            2003
-------------------------------------------------------------------------------------------------------
                                                                         Restated (a)    Restated (a)
ASSETS
  Current assets
    Cash and cash equivalents                                           $    187.7         $    245.8
    Restricted cash                                                            1.3                5.1
    Marketable securities                                                     10.4                0.1
    Accounts receivable and other assets                                      40.3               42.1
    Inventories                                                              134.1              109.2
                                                                        -----------------------------
                                                                             373.8              402.3
 Property, plant and equipment                                               988.5            1,010.4
 Goodwill                                                                    342.3              342.3
 Long-term investments                                                        26.7                2.1
 Future income and mining taxes                                                1.2                1.5
 Deferred charges and other long-term assets                                  23.8               35.9
                                                                        -----------------------------
                                                                        $  1,756.3         $  1,794.5
                                                                        =============================

LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities                            $     79.8         $    101.9
    Current portion of long-term debt                                          4.0               29.4
    Current portion of reclamation and remediation obligations                19.3               19.2
                                                                        -----------------------------
                                                                             103.1              150.5
 Long-term debt                                                                4.5                0.7
 Reclamation and remediation obligations                                     109.1              111.1
 Future income and mining taxes                                              136.8              152.5
 Other long-term liabilities                                                   6.4                6.9
 Redeemable retractable preferred shares                                       2.9                3.0
                                                                        -----------------------------
                                                                             362.8              424.7
                                                                        -----------------------------
NON-CONTROLLING INTEREST                                                       0.8                0.7
                                                                        -----------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                            12.9               12.6
                                                                        -----------------------------
COMMON SHAREHOLDERS' EQUITY
 Common share capital and common share purchase warrants                   1,785.5            1,783.5
 Contributed surplus                                                          34.4               30.0
 Accumulated deficit                                                        (438.9)            (455.8)
 Cumulative translation adjustments                                           (1.2)              (1.2)
                                                                        -----------------------------
                                                                           1,379.8            1,356.5
                                                                        -----------------------------
                                                                        $  1,756.3         $  1,794.5
                                                                        =============================

TOTAL OUTSTANDING AND ISSUED COMMON SHARES (MILLIONS)                        346.2              345.6
                                                                        =============================

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

(a) See Notes 2 & 3

CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in millions of U.S. dollars, except per share amounts)
(unaudited)
For the three and six months ended June 30

------------------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended                Six months ended
                                                                             June 30,                         June 30,
                                                                 -------------------------------------------------------------------

                                                                      2004            2003              2004               2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                  Restated (a)      Restated (a)      Restated (a)     Restated (a)
Revenue and other income
 Metal sales                                                      $   158.2         $   157.8         $   313.0         $   274.8

Operating costs and expense
 Cost of sales (excludes accretion, depreciation, depletion
  and amortization)                                                    97.8             100.0             190.4             185.3
 Accretion                                                              2.2               2.5               4.4               4.3
 Depreciation, depletion and amortization                              43.0              45.5              81.7              78.0
                                                                  ---------------------------------------------------------------
                                                                       15.2               9.8              36.5               7.2
 Other operating costs                                                  2.0               6.6               3.9               6.8
 Exploration and business development                                   5.4               7.1               8.9              13.3
 General and administrative                                             8.5               6.0              15.4              11.8
 (Gain) loss on disposal of assets                                     (0.3)              0.6              (0.7)              0.5
                                                                  ---------------------------------------------------------------
Operating earnings (loss)                                              (0.4)            (10.5)              9.0             (25.2)
 Other income (expense) - net                                          12.2             (18.1)             10.9             (23.1)
                                                                  ---------------------------------------------------------------
Earnings (loss) before taxes and other items                           11.8             (28.6)             19.9             (48.3)
 Income and mining taxes recovery (expense)                             0.2               1.4                --              (4.2)
 Non-controlling interest                                              (0.1)             (0.1)             (0.1)             (0.1)
 Dividends on convertible preferred shares of subsidiary               (0.2)             (0.2)             (0.4)             (0.4)
                                                                  ---------------------------------------------------------------
Net earnings (loss) for the period                                $    11.7         $   (27.5)        $    19.4         $   (53.0)
                                                                  ===============================================================
Attributable to common shareholders:
 Net earnings (loss) for the period                               $    11.7         $   (27.5)        $    19.4         $   (53.0)
 Increase in equity component of convertible debentures                 --               (2.2)              --               (4.3)
                                                                  ---------------------------------------------------------------
Net earnings (loss) attributable to common shareholders           $    11.7         $   (29.7)        $    19.4         $   (57.3)
                                                                  ===============================================================
Earnings (loss) per share
 Basic                                                            $    0.03         $   (0.09)        $    0.06         $   (0.20)
 Diluted                                                          $    0.03         $   (0.09)        $    0.06         $   (0.20)
Weighted average common shares outstanding (millions)
 Basic                                                                346.0             314.7             345.9             284.1
 Diluted                                                              346.3             314.7             346.3             284.1
====================================================================================================================================

                      The accompanying notes are an integral part of these consolidated financial statements

(a) See Notes 2 & 3

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of U.S. dollars) (unaudited)
For the three and six months ended June 30

------------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended                Six months ended
                                                                          June 30,                       June 30,
                                                                 -------------------------------------------------------------
                                                                    2004           2003           2004            2003
------------------------------------------------------------------------------------------------------------------------------
                                                                 Restated (a)   Restated (a)    Restated (a)   Restated (a)
Net inflow (outflow) of cash related to the following
 activities:
Operating:
Net earnings (loss) for the period                                $   11.7         $  (27.5)        $   19.4         $  (53.0)
Items not affecting cash:
 Depreciation, depletion and amortization                             43.0             45.5             81.7             78.0
 (Gain) loss on disposal of asset                                     (0.3)             0.6             (0.7)             0.5
 Future income and mining taxes                                       (3.4)            (4.5)            (7.2)            (2.4)
 Deferred revenue recognized                                          (0.5)            (0.5)            (1.1)            (1.1)
 Unrealized foreign exchange (gains) losses and other                 (7.8)            20.5             (7.9)            28.0
 Changes in non-cash working capital items
   Accounts receivable and other assets                              (11.3)             9.3              1.4             14.2
   Inventories                                                        (2.0)            (3.3)           (24.5)            (9.2)
   Accounts payable and accrued liabilities                           (4.0)           (22.0)           (20.7)           (20.9)
                                                                  -----------------------------------------------------------
Cash flow provided from operating activities                          25.4             18.1             40.4             34.1
                                                                  -----------------------------------------------------------
Investing:
 Additions to property, plant and equipment                          (40.4)           (12.1)           (60.2)           (24.9)
 Business acquisitions, net of cash acquired                           --               --               --             (81.9)
 Marketable securities                                               (10.5)             0.6            (10.2)             0.6
 Long-term investments and other assets                               (9.6)            (3.4)           (13.4)            (6.2)
 Proceeds from the sale of property, plant and equipment               0.3              --               0.8              --
 Decrease in restricted cash                                           0.1              5.6              3.8             37.4
                                                                  -----------------------------------------------------------
Cash flow used in investing activities                               (60.1)            (9.3)           (79.2)           (75.0)
                                                                  -----------------------------------------------------------
Financing:
 Issuance of common shares                                             1.6              1.5              3.0              3.3
 Reduction of debt component of convertible debentures                 --              (1.4)             --              (2.8)
 Proceeds from issue of debt                                           4.4              --               4.4              --
 Repayment of debt                                                    (0.7)            (8.2)           (26.0)            (9.2)
                                                                  -----------------------------------------------------------
Cash flow provided from (used in) financing activities                 5.3             (8.1)           (18.6)            (8.7)
                                                                  -----------------------------------------------------------
Effect of exchange rate changes on cash                               (0.5)             1.9             (0.7)             4.0
                                                                  -----------------------------------------------------------
(Decrease) increase in cash and cash equivalents                     (29.9)             2.6            (58.1)           (45.6)
Cash and cash equivalents, beginning of period                       217.6            122.4            245.8            170.6
                                                                  -----------------------------------------------------------
Cash and cash equivalents, end of period                          $  187.7         $  125.0         $  187.7         $  125.0
                                                                  ===========================================================
Supplementary disclosure of cash flow information:
Cash paid for:
 Interest                                                         $    0.2         $    4.1         $    0.6         $    4.4
 Income taxes                                                     $    4.6         $    2.5         $    6.3         $    3.7
=============================================================================================================================

                    The accompanying notes are an integral part of these consolidated financial statements

(a) See Notes 2 & 3

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
(expressed in millions of U.S. dollars) (unaudited)
For the six months ended June 30

-----------------------------------------------------------------------------------------------------------------------------------
                                                  Common                                                   Cumulative
                                                  share        Contributed    Convertible   Accumulated    translation
                                                 capital          surplus      debentures     deficit      adjustments    Total
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             Restated (a)
Balance, December 31, 2002 (restated)             $  1,058.5     $  12.9      $  132.3        $ (773.0)     $  (23.4)     $   407.3
Reduction of stated capital                           (761.4)        --            --            761.4           --              --
Issuance of common shares                            1,302.4         --            --              --            --         1,302.4
Increase in equity component of convertible
  debentures                                             --          --            4.4            (4.3)          --             0.1
Net loss for the period                                  --          --            --            (53.0)          --           (53.0)
Cumulative translation adjustments                       --          --            --              --           19.6           19.6
                                                  ---------------------------------------------------------------------------------
Balance, June 30, 2003                            $  1,599.5     $  12.9      $  136.7        $  (68.9)     $   (3.8)     $ 1,676.4
                                                  =================================================================================
Balance, December 31, 2003 (restated)             $  1,783.5     $  30.0      $    --         $ (455.8)     $   (1.2)     $ 1,356.5
Cumulative effect of recording the fair
  value of stock                                         0.2         2.3           --             (2.5)          --              --
                                                  ---------------------------------------------------------------------------------
Balance, January 1, 2004                             1,783.7        32.3           --           (458.3)         (1.2)       1,356.5
Issuance of common shares                                3.0         --            --              --            --             3.0
Stock-based compensation expense (b)                     --          0.9           --              --            --             0.9
Net earnings for the period                              --          --            --             19.4           --            19.4
Transfer of fair value of expired options               (1.2)        1.2           --              --            --              --
                                                  ---------------------------------------------------------------------------------
Balance, June 30, 2004                            $  1,785.5     $  34.4       $   --         $ (438.9)     $   (1.2)     $ 1,379.8
                                                  =================================================================================

                    The accompanying notes are an integral part of these consolidated financial statements

(a) See Notes 2 & 3
(b) Includes stock option and restricted stock unit expense

                            KINROSS GOLD CORPORATION
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
                FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30
  (MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE STATED)


1. BASIS OF PRESENTATION

   The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the restated consolidated financial statements for the year ended December 31, 2003, except for those indicated below.

   The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("CDN GAAP") for annual consolidated financial statements and accordingly should be read in conjunction with the Company's restated financial statements report for the year ended December 31, 2003 included in the restated financial statements for the year ended December 31, 2004, which were filed with all the Canadian securities regulatory agencies on February 15, 2006. In addition, these interim consolidated financial statements include impacts of the restatements as disclosed in Notes 2 and 3.

   COMPARATIVE FIGURES

   Certain 2003 figures in the accompanying unaudited consolidated financial statements have been reclassified to conform to the 2004 presentation.

2. RESTATEMENT 1 - CORRECTION OF FOREIGN CURRENCY TRANSLATION IMPACT ON FUTURE TAX LIABILITIES

   During the preparation of its interim financial statements for 2005, the Company discovered an error relating to its financial statements for the years ended December 31, 2003 and 2004 and the related interim periods. In those previously released financial statements, the Company had not properly assessed the impact of changes in foreign currency exchange rates affecting the future tax liabilities primarily arising on the acquisition of TVX and Echo Bay on January 31, 2003. This restatement gives effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the U.S. dollar and the currency of the country in which the future tax liability arose. The impact of the foreign currency exchange rate changes related primarily to the future tax liabilities of the Brazilian operations. This restatement primarily affected Foreign exchange losses included in Other income (expense) and income and mining tax expense. As a result of the treatment of foreign operations as self sustaining operations until September 29, 2003, a portion of the foreign exchange loss has been charged to Cumulative translation adjustment. This non-cash adjustment has no impact on net cash flows or cash balances previously reported. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this restatement. The following is a summary of the effects of the aforementioned adjustments on the consolidated financial statements:

   Consolidated balance sheets
   ---------------------------

   =============================================================================================================
                                                               AS PREVIOUSLY
                                                                REPORTED (a)      ADJUSTMENTS      AS RESTATED
   -------------------------------------------------------------------------------------------------------------
   As at June 30, 2004
   LIABILITIES
     Future income and mining taxes                             $     120.4        $    16.4            136.8
   COMMON SHAREHOLDERS' EQUITY
     Accumulated deficit                                        $    (421.7)       $   (17.2)          (438.9)
     Cumulative translation adjustments                         $      (2.0)       $     0.8             (1.2)
   -------------------------------------------------------------------------------------------------------------
   AS AT DECEMBER 31, 2003
   LIABILITIES
     Future income and mining taxes                             $     126.6        $    25.9        $   152.5
   COMMON SHAREHOLDERS' EQUITY
     Accumulated deficit                                        $    (429.1)       $   (26.7)          (455.8)
     Cumulative translation adjustments                         $      (2.0)       $     0.8             (1.2)
   -------------------------------------------------------------------------------------------------------------

   (a)  As  previously   disclosed  in  the  second   quarter  2004  financial
        statements filed with regulators in November 2005.


   Consolidated statements of operations
   -------------------------------------

   =============================================================================================================
                                                               AS PREVIOUSLY
                                                                REPORTED (a)      ADJUSTMENTS      AS RESTATED
   -------------------------------------------------------------------------------------------------------------
   Three months ended June 30, 2004
   Operating loss                                               $      (0.4)       $       -        $    (0.4)
     Other income - net                                         $       4.8        $     7.4        $    12.2
   Earnings before taxes and other items                        $       4.4        $     7.4        $    11.8
   Income and mining tax (expense) recovery                     $      (0.4)       $     0.6        $     0.2
   Non-controlling interest                                     $      (0.1)       $       -        $    (0.1)
   Dividends on convertible preferred shares of subsidiary      $      (0.2)       $       -        $    (0.2)
   Share in loss of investee companies                          $         -        $       -        $       -
   Net earnings                                                 $       3.7        $     8.0        $    11.7
   Net earnings attributable to common shareholders             $       3.7        $     8.0        $    11.7
   Earnings per share
     Basic and diluted                                          $      0.01        $    0.02        $    0.03
   -------------------------------------------------------------------------------------------------------------
   THREE MONTHS ENDED JUNE 30, 2003
   Operating loss                                               $     (10.5)       $       -        $   (10.5)
     Other (expense) income - net                               $       0.4        $   (18.5)       $   (18.1)
   Loss before taxes and other items                            $     (10.1)       $   (18.5)       $   (28.6)
   Income and mining tax recovery                               $       0.3        $     1.1        $     1.4
   Non-controlling interest                                     $      (0.1)       $       -        $    (0.1)
   Dividends on convertible preferred shares of subsidiary      $      (0.2)       $       -        $    (0.2)
   Share in loss of investee companies                          $         -        $       -        $       -
   Net loss                                                     $     (10.1)       $   (17.4)       $   (27.5)
   Net loss attributable to common shareholders                 $     (12.3)       $   (17.4)       $   (29.7)
   Loss per share
   Basic and diluted                                            $     (0.04)       $   (0.05)       $   (0.09)
   -------------------------------------------------------------------------------------------------------------
   SIX MONTHS ENDED JUNE 30, 2004
   Operating earnings                                           $       9.0        $       -        $     9.0
     Other income - net                                         $       2.7        $     8.2        $    10.9
   Earnings before taxes and other items                        $      11.7        $     8.2        $    19.9
   Income and mining tax expense                                $      (1.3)       $     1.3        $       -
   Non-controlling interest                                     $      (0.1)       $       -        $    (0.1)
   Dividends on convertible preferred shares of subsidiary      $      (0.4)       $       -        $    (0.4)
   Share in loss of investee companies                          $         -        $       -        $       -
   Net earnings                                                 $       9.9        $     9.5        $    19.4
   Net earnings attributable to common shareholders             $       9.9        $     9.5        $    19.4
   Earnings per share
     Basic and diluted                                          $      0.03        $    0.03        $    0.06
   -------------------------------------------------------------------------------------------------------------
   SIX MONTHS ENDED JUNE 30, 2003
   Operating loss                                               $     (25.2)       $       -        $   (25.2)
     Other expense - net                                        $       1.7        $   (24.8)       $   (23.1)
   Loss before taxes and other items                            $     (23.5)       $   (24.8)       $   (48.3)
   Income and mining tax expense                                $      (1.1)       $    (3.1)       $    (4.2)
   Non-controlling interest                                     $      (0.1)       $       -        $    (0.1)
   Dividends on convertible preferred shares of subsidiary      $      (0.4)       $       -        $    (0.4)
   Share in loss of investee companies                          $         -        $       -        $       -
   Net loss                                                     $     (25.1)       $   (27.9)       $   (53.0)
   Net loss attributable to common shareholders                 $     (29.4)       $   (27.9)       $   (57.3)
   Loss per share
     Basic and diluted                                          $     (0.10)       $   (0.10)       $   (0.20)
   -------------------------------------------------------------------------------------------------------------

  (a)   As  previously   disclosed  in  the  second   quarter  2004  financial
        statements filed with regulators in November 2005.

3. RESTATEMENT 2 - GOODWILL AND ASSET RETIREMENT OBLIGATIONS

   This restatement note sets out the impact of the restatement related to the purchase price allocation, accounting for goodwill and impact of adoption of CICA Handbook Section 3110 "Asset Retirement Obligations". These changes are reflected in the "Restatement 2" column. The "Restatement 1" column gives effect to the restatement related to the correction of foreign currency translation impact on future tax liabilities as described in Note 2 above.

   PURCHASE PRICE ALLOCATION AND GOODWILL
   On January 31, 2003 the Company acquired 100% of the outstanding shares of TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"). The consolidated financial statements presented for the year ended December 31, 2003 and the interim periods of 2003 and 2004 have been restated with respect to the accounting for the assets and liabilities acquired by the Company in the TVX and Echo Bay transaction (the "Acquisitions").

   The restatements are based upon independent valuations of the acquired assets as of the acquisition date January 31, 2003 and December 31, 2003, which resulted in: (i) a revision of the allocation of the purchase price to the reserves, resources and certain property acquired in the Acquisitions; (ii) consequential changes in depreciation, depletion and amortization; (iii) a revision of the allocation of goodwill at the acquisition date to reporting assets for purposes of impairment testing; and (iv) a revision of the impairment of assets and goodwill as of December 31, 2003, leading to certain impairments described in detail below. The overall effect of the restatement on the interim consolidated financial statements for the six months ended June 30, 2003 and 2004 are summarized as follows:

   (a) Reduction of $181.3 million in goodwill from the $918.0 million initially recorded on the Acquisitions to $736.7 million resulting from an increase in property, plant and equipment and mineral interests, net of related future income tax liabilities;
   (b) Increase in depreciation, depletion and amortization expense of $5.2 million and $6.8 million, respectively;
   (c) Recognition of impairment losses with respect to goodwill and mineral interests of $394.4 million and $10 million, respectively, for the year ended December 31, 2003; and
   (d) Reduction in income taxes related to (b) and (c) above of $11.6 million for the year ended December 31, 2003.

    All amounts in the accompanying notes to the consolidated financial statements have been adjusted to give effect to the impact of these restatements.

    ORIGINAL VALUATION METHODOLOGY
    The original valuation of the assets and liabilities acquired in the Acquisitions was undertaken and completed by the Company and included an independent appraisal of plant and equipment. The allocation of the purchase price to the fair value of the assets and liabilities resulted in an excess of the purchase price over the fair value of the identifiable assets of $918 million. This residual was recorded as goodwill. The Company assigned goodwill to the Exploration and Acquisitions and Corporate reporting units, which was not amortized. In making the assignment, the Company reviewed examples of previous applications of purchase accounting in the mining industry and applied Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"), for purposes of Canadian GAAP, and Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), for purposes of U.S. GAAP.

    The allocation of goodwill primarily to the Exploration and Acquisitions reporting unit was intended to represent the increase in value of the Company after the Acquisitions, resulting primarily from the enhancement of the Company's ability to sustain and increase its mineral resources and therefore increase its future production capabilities. The original goodwill impairment testing methodology was based on measuring the Company's success in achieving additions to proven and probable reserves compared to predetermined expected average annual increases over a specified period of time.

    When the Company tested the goodwill for impairment based on its original methodology, it concluded that there was no impairment of goodwill as at December 31, 2003.

    INITIAL REVISION OF ORIGINAL VALUATION METHODOLOGY
    Subsequent to discussions with and comments from regulatory agencies and the Company's further review of applicable accounting guidance, at the end of the third quarter of 2004, the Company revised its allocation of goodwill and impairment testing methodology and reassigned the goodwill originally computed ($918 million) to the significant reporting units acquired in the Acquisitions.

    These reporting units represented the Company's interests in five operating mines and three development properties. The initial revision in the allocation of goodwill to reporting units was based on the premise that goodwill represented a market participant's view as to the potential for discovery of additional mineable ounces of gold from properties or mining rights acquired in the acquisitions in excess of those reflected in the purchase price allocated to identifiable assets, and to the potential for increased revenues as a result of higher realized gold prices. On testing goodwill for impairment, the revised methodology determined fair value of a reporting unit using a net asset value multiple that Kinross concluded a market participant would use in determining fair value. The net asset value was in turn computed based on discounted cash flows over the projected life of each mine in the case of operating mines or in the case of development properties using a per ounce value based on market data.

    Using this revised goodwill allocation and impairment testing methodology the Company determined that there was no goodwill or asset impairment as at December 31, 2003. However, based on this goodwill allocation and the Company's negotiations to purchase the remaining 51% of the Paracatu mine, the Company recognized a goodwill impairment charge of $143 million in the three months ended September 30, 2004. As discussed below, this previously recorded impairment charge has been reversed as part of the restatement.

    FURTHER REVISION OF VALUATION, ALLOCATION AND IMPAIRMENT METHODOLOGY
    In January 2005, following additional comments from regulatory agencies, the Company engaged an independent valuation advisory firm ("the Firm") to provide: (i) a valuation of the significant assets and liabilities acquired as part of the Acquisitions; (ii) an allocation to the reporting units of the goodwill resulting from the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in the Acquisitions; and (iii) a valuation of the assets and liabilities acquired in the Acquisitions and an assessment of the resulting goodwill for impairment as at December 31, 2003.

    The valuation methodology employed by the Firm took into consideration value beyond proven and probable reserves ("VBPP") as defined by the newly issued CICA Emerging Issues Committee ("EIC") Abstract No 152 "Mining Assets - Impairment and Business Combinations" ("EIC-152"). Similar accounting guidance was also issued in the United States. This guidance requires that a mining entity should include VBPP and the effect of anticipated fluctuations in the future price of minerals when allocating the purchase price of a business combination to mining assets acquired and also when testing mining assets for impairment.

    The most significant identifiable assets acquired in the Acquisitions were the property, plant and equipment and mineral interests. The original independently appraised values of plant and equipment were maintained. The Firm valued the mineral interests that consisted of: proven and probable reserves; measured and indicated resources and inferred resources as defined under National Instrument 43-101 "Standards for disclosure of mineral projects" issued by Canadian Securities Administrators, using a discounted cash flow approach. In addition, the Company acquired land with mineral rights ("exploration properties"), which is the area adjacent and contiguous to existing mines or properties containing reserves, resources or without any identified exploration targets. The exploration properties were valued based on prices paid for similar types of properties in market transactions.

    The independent valuation of the significant assets and liabilities acquired in the Acquisitions resulted in a revision to the fair values initially estimated as of the acquisition date and a consequent reduction of goodwill. The independent valuation concluded that the resulting goodwill represented the following:

    o The expected ability of the Company to increase its reserves and resources based on its development of the identified exploration targets existing on the properties which were part of the Acquisitions;
    o The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) relates to the Company's ability to make exploration decisions on the acquired properties and other properties based upon changes in gold prices, including the ability to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties when gold prices increase in the future; and
    o The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations of existing mining assets.

    The Company accepted the results of the valuation and accordingly revised its impairment testing methodology to ensure consistency with the allocation of purchase price and the related goodwill as determined in the valuation.

    In determining the basis of assigning goodwill to reporting units as at the date of acquisition, the expected additional value associated attributable to exploration potential was quantified for each reporting unit based on the specific geological attributes of the mineral property and based on data of market transactions for similar types of properties. The values associated with optionality and going concern value could not be separately computed and accordingly the balance of goodwill was assigned to reporting units using a relative fair value methodology.

    IMPAIRMENT TESTING OF LONG-LIVED ASSETS
    The Company tested its long-lived assets, including tangible mineral interests and plant and equipment for impairment as at December 31, 2003 and accordingly has reflected in the restated consolidated financial statements impairment charges of $10.0 million as at December 31, 2003. These impairment charges relate to mineral interests and exploration properties.

    The Company will reassess long-lived assets for recoverability if production and depletion, changes in reserve estimates, decreases in gold prices or other factors indicate that the carrying value may not be recoverable. Exploration properties are also tested for impairment annually on a fair value basis based on market comparable data. Impairment is recognized in the amount by which the fair value is less than the carrying value.

    IMPAIRMENT TESTING OF GOODWILL
    In accordance with CICA Section 3062 and SFAS 142, the Company tested its goodwill for impairment as at December 31, 2003 and has recorded impairment charges of $394.4 million for the year ended December 31, 2003, in the restated consolidated financial statements.

    The valuations performed at December 31, 2003 computed the fair value of each reporting unit. The fair value of the reporting unit was based on the fair value of the mineral interests computed using a discounted cash flow method and assumptions similar to those used on the acquisition date at January 31, 2003 and included expected additional value based on the expected ability to find additional ore. However, no value could be computed for the optionality and the going concern value, which were contributors to goodwill at January 31, 2003. This inability to directly value optionality and going concern value results primarily from the requirements under
    Section 3062 and SFAS 142 to allocate goodwill to reporting units, which in the case of mining companies are typically individual mine sites. The Company would have relied on real-option pricing methodology had the models been well enough specified to support reliable fair values. In a single mining operation any going concern value would have to be finite and limited to the life of the mineral that can be extracted economically. However, even if such models had been readily available, empirical evidence suggests that market participants do not perceive significant real-option or going concern value at the mine site level, which are the reporting units for goodwill impairment testing purposes.

    In the future, the Company will test goodwill for impairment at least annually, unless all of the following criteria have been met:

    (a) The assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination.
    (b) The most recent, bottom-up fair value determination of fair values for a reporting unit resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin.
    (c) Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

    In accordance with CICA Section 3062 and SFAS 142, the Company will also be alert for "triggering events" that would indicate the need to test for impairment more frequently than annually. In addition to the triggering events specifically identified in the relevant accounting pronouncement, significant changes in gold prices and changes in the demand for gold would also be considered triggering events.

    The Company uses the following methodology to test for goodwill impairment. First, the Company determines the fair value of the reporting unit, which is the sum of the following:

    o   Discounted nominal cash flows of reserves and resources
    o   Fair value of exploration properties based on market comparable data.
    o Expected additional value from identified exploration targets calculated based on management's estimates of the ounces at such targets at the impairment testing date, corroborated by an analysis of the Company's three-year historical experience with additions to reserves and resources, and prices in market transactions involving properties with similar exploration targets.

    IMPACT OF INDEPENDENT VALUATIONS AS AT JANUARY 31, 2003 (ACQUISITION DATE) The following table shows the impact of the revised allocation of the purchase price:

    ------------------------------------------------------------------------------------------------------------------------
                                                                                AS PREVIOUSLY
                                                                                 REPORTED (a)      REVISED         CHANGE
    ------------------------------------------------------------------------------------------------------------------------
    Common shares of Kinross issued to Echo Bay and TVX shareholders             $     177.8      $   177.8      $      --
    Value of Kinross common stock per share                                             7.14           7.14             --
    ------------------------------------------------------------------------------------------------------------------------
    Fair value of the Company's common stock issued                              $   1,269.8      $ 1,269.8      $      --

    Plus - fair value of warrants and options assumed by the Company                    29.3           29.3             --
    Plus - direct acquisition costs incurred by the Company                             12.6           12.6             --
    Plus - the Company's previous 10.6% ownership interest in Echo Bay                   7.0            7.0             --
    ------------------------------------------------------------------------------------------------------------------------
    Total purchase price                                                         $   1,318.7      $ 1,318.7      $      --
    Plus - Fair value of liabilities assumed by Kinross
      Accounts payable and accrued liabilities                                          76.7           76.7             --
      Long-term debt, including current portion                                          2.2            2.2             --
      Site restoration cost accruals, including current portion                         63.0           63.0             --
      Future income tax liabilities                                                     52.8          135.9           83.1
      Other long-term liabilities                                                        0.1            0.1             --
      Liability with respect to TVX Newmont JV assets acquired                          94.5           94.5             --
    Less - Fair value of assets acquired by Kinross
      Cash                                                                             (44.2)         (44.2)            --
      Restricted cash                                                                  (21.4)         (21.4)            --
      Marketable securities                                                             (2.4)          (2.4)            --
      Accounts receivable and other assets                                             (22.8)         (22.8)            --
      Inventories                                                                      (47.9)         (47.9)            --
      Property, plant and equipment (b)                                               (213.7)        (168.3)          45.4
      Mineral interests                                                               (283.9)        (593.7)        (309.8)
      Long-term investments and other non-current assets                               (53.7)         (53.7)            --
    ------------------------------------------------------------------------------------------------------------------------
    Residual purchase price allocated to goodwill                                $     918.0      $   736.7      $  (181.3)
    ------------------------------------------------------------------------------------------------------------------------
    (a) As previously disclosed in 2003 financial statements filed with regulators in March 2004.
    (b) Reclassification to mineral interests.

    IMPACT OF INDEPENDENT VALUATIONS AND IMPAIRMENT TESTING AT DECEMBER 31, 2003 AND 2004
    Based on independent valuations as of December 31, 2003 and the impairment testing methodology described above, the Company recorded impairments of long-lived assets of $10.0 million relating to mineral interests and exploration properties and goodwill impairment of $394.4 million for the year ended December 31, 2003. See Note 7 for details of goodwill impairment by reportable segment.

    RECLAMATION AND REMEDIATION OBLIGATIONS
    The CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("Section 3110") sets out new accounting requirements for the recognition, measurement and disclosure of liabilities for asset retirement obligations (reclamation and remediation obligations) and the related asset retirement cost. This new standard is to be applied to fiscal years, which commenced on or after January 1, 2004. The details on the adoption of this standard are described in Note 4. Effective January 1, 2004, the Company adopted the initial recognition and measurement provisions of Section 3110 and applied them retroactively with a restatement of 2003 and 2002 comparative figures. The tables shown below include the impact of this retroactive application of
    Section 3110. The impact of adoption for the year ended December 31 2003, was an increase in property, plant and equipment by $45.4 million and increased reclamation and remediation obligations by $10.6 million to reflect the fair value of the asset and the related liability. Net loss for the year ended December 31, 2003 decreased by $3.1 million.

    FINANCIAL INSTRUMENTS AND HEDGING
    Effective January 1, 2004, the Company adopted Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which provides guidance concerning documentation and effectiveness testing for derivative contracts. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings. Upon the adoption of AcG-13, certain derivative instruments that had been previously accounted for as hedges failed to meet the requirements of AcG-13 for formal hedge accounting. Therefore, the previously financial results were restated to show the related impact. For the three months ended June 30, 2004, the impact of this derecognition was to increase Accounts receivable and other assets by $2.9 million, decrease Cost of sales by $0.3 million, decrease General and administrative expense by $0.1 million and increase Metal sales by $2.5 million. For the six months ended June 30, 2004, the impact of this derecognition was to increase Accounts receivable and other assets by $1.9 million, decrease Cost of sales by $0.1 million, General and administrative expense by $0.1 million and increase Metal sales by $1.7 million.

    IMPACT OF RESTATEMENT ON CONSOLIDATED FINANCIAL STATEMENTS
    The effect of the revised valuations, allocation of goodwill and testing of impairment and adoption of Section 3110 on the consolidated balance sheets as of December 31, 2003 and June 30, 2004 and consolidated statement of operations for the three months ended and six months ended June 30, 2003 and 2004 are shown below:

    CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2003

    ===========================================================================================================================
                                                                      AS PREVIOUSLY   RESTATMENT   RESTATMENT
                                                                       REPORTED (a)      2(b)         1(c)       AS RESTATED
    ---------------------------------------------------------------------------------------------------------------------------
    ASSETS
      Current assets
        Cash and cash equivalents                                     $       245.8    $      --    $      --   $    245.8
        Restricted cash                                                         5.1           --           --          5.1
        Marketable securities                                                   0.1           --           --          0.1
        Accounts receivable and other assets                                   42.1           --           --         42.1
        Inventories                                                           109.2           --           --        109.2
                                                                     ----------------------------------------------------------
      Current assets                                                          402.3           --           --        402.3
      Property, plant and equipment                                           782.7        227.7           --      1,010.4
      Goodwill                                                                918.0       (575.7)          --        342.3
      Long-term investments                                                     2.1           --           --          2.1
      Future income and mining taxes                                            1.5           --           --          1.5
      Deferred charges and other long-term assets                              35.9           --           --         35.9
                                                                     ----------------------------------------------------------
                                                                      $     2,142.5    $  (348.0)   $      --   $  1,794.5
                                                                     ----------------------------------------------------------
    LIABILITIES
      Current liabilities
        Accounts payable and accrued liabilities                      $       101.4    $     0.5    $      --   $    101.9
        Current portion of long-term debt                                      29.4           --           --         29.4
        Current portion of reclamation and remediation obligations             19.2           --           --         19.2
                                                                     ----------------------------------------------------------
                                                                              150.0          0.5           --        150.5
      Long-term debt                                                            0.7           --           --          0.7
      Reclamation and remediation obligations                                 100.5         10.6           --        111.1
      Future income and mining taxes                                           55.6         71.0         25.9        152.5
      Other long-term liabilities (d)                                           4.7          2.2           --          6.9
      Redeemable retractable preferred shares                                   3.0           --           --          3.0
                                                                     ----------------------------------------------------------
                                                                              314.5         84.3         25.9        424.7
                                                                     ----------------------------------------------------------
    NON-CONTROLLING INTEREST                                                    0.7           --           --          0.7
                                                                     ----------------------------------------------------------
    CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                         12.6           --           --         12.6
                                                                     ----------------------------------------------------------
    COMMON SHAREHOLDERS' EQUITY
      Common share capital and common share purchase warrants               1,783.5           --           --      1,783.5
      Contributed surplus                                                      30.0           --           --         30.0
      Accumulated deficit                                                       3.2       (432.3)       (26.7)      (455.8)
      Cumulative translation adjustments                                       (2.0)          --          0.8         (1.2)
                                                                     ----------------------------------------------------------
                                                                            1,814.7       (432.3)       (25.9)     1,356.5
                                                                     ----------------------------------------------------------
                                                                      $     2,142.5    $  (348.0)   $      --   $  1,794.5
    ---------------------------------------------------------------------------------------------------------------------------

    (a) As previously disclosed in the original 2003 financial statements filed with regulators in March 2004.
    (b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
    (c) Restatement for correction of foreign currency translation impact on future tax liabilities. See Note 2.
    (d) Change in Other long-term liabilities relates to the reclassification of certain asset retirement related liabilities to the reclamation and remediation obligations.

        CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2004

        =========================================================================================================================
                                                                          AS PREVIOUSLY   RESTATMENT   RESTATMENT
                                                                           REPORTED (a)      2(b)         1(c)       AS RESTATED
        -------------------------------------------------------------------------------------------------------------------------
        ASSETS
          Current assets
            Cash and cash equivalents                                      $      187.7    $      --   $      --     $     187.7
            Restricted cash                                                         1.3           --          --             1.3
            Marketable securities                                                  10.4           --          --            10.4
            Accounts receivable and other assets                                   37.8          2.5          --            40.3
            Inventories                                                           134.5         (0.4)         --           134.1
                                                                         --------------------------------------------------------
                                                                                  371.7          2.1          --           373.8
          Property, plant and equipment                                           778.8        209.7          --           988.5
          Goodwill                                                                918.0       (575.7)         --           342.3
          Long-term investments                                                    26.7           --          --            26.7
          Future income and mining taxes                                            1.2           --          --             1.2
          Deferred charges and other long-term assets                              23.8           --          --            23.8
                                                                         --------------------------------------------------------
                                                                           $    2,120.2    $  (363.9)  $      --     $   1,756.3
                                                                         --------------------------------------------------------
        LIABILITIES
          Current liabilities
            Accounts payable and accrued liabilities                       $       79.6    $     0.2   $      --     $      79.8
            Current portion of long-term debt                                       4.0           --          --             4.0
            Current portion of reclamation and remediation obligations             19.3           --          --            19.3
                                                                         --------------------------------------------------------
                                                                                  102.9          0.2          --           103.1
          Long-term debt                                                            4.5           --          --             4.5
          Reclamation and remediation obligations                                 109.1           --          --           109.1
          Future income and mining taxes                                           52.4         68.0        16.4           136.8
          Other long-term liabilities (d)                                           6.4           --          --             6.4
          Redeemable retractable preferred shares                                   2.9           --          --             2.9
                                                                         --------------------------------------------------------
                                                                                  278.2         68.2        16.4           362.8
                                                                         --------------------------------------------------------
        NON-CONTROLLING INTEREST                                                    0.8           --          --             0.8
                                                                         --------------------------------------------------------
        CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                         12.9           --          --            12.9
                                                                         --------------------------------------------------------
        COMMON SHAREHOLDERS' EQUITY
          Common share capital and common share purchase warrants               1,785.3          0.2          --         1,785.5
          Contributed surplus                                                      33.6          0.8          --            34.4
          Accumulated deficit                                                      11.4       (433.1)      (17.2)         (438.9)
          Cumulative translation adjustments                                       (2.0)          --         0.8            (1.2)
                                                                         --------------------------------------------------------
                                                                                1,828.3       (432.1)      (16.4)        1,379.8
                                                                         --------------------------------------------------------
                                                                           $    2,120.2    $  (363.9)  $      --     $   1,756.3
        -------------------------------------------------------------------------------------------------------------------------

        (a) As previously disclosed in the original second quarter 2004 financial statements filed with regulators in August 2004.
        (b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
        (c) Restatement for correction of foreign currency translation impact on future tax liabilities. See Note 2.
        (d) Change in Other long-term liabilities relates to the reclassification of certain asset retirement related liabilities to the reclamation and remediation obligations.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2003

        =========================================================================================================================
                                                                          AS PREVIOUSLY   RESTATMENT   RESTATMENT
                                                                           REPORTED (a)      2(b)         1(c)       AS RESTATED
        -------------------------------------------------------------------------------------------------------------------------
        REVENUE AND OTHER OPERATING INCOME
          Metal sales                                                     $      157.8     $      --   $       --    $     157.8

        OPERATING COSTS AND EXPENSES
          Cost of sales (excludes accretion, depreciation, depletion
            and amortization)                                                     98.8           1.2           --          100.0
          Accretion                                                                2.5            --           --            2.5
          Depreciation, depletion and amortization                                40.3           5.2           --           45.5
                                                                         --------------------------------------------------------
                                                                                  16.2          (6.4)          --            9.8
          Other operating costs                                                    6.6            --           --            6.6
          Exploration and business development                                     7.1            --           --            7.1
          General and administrative                                               6.0            --           --            6.0
          Gain on disposal of assets                                               0.6            --           --            0.6
                                                                         --------------------------------------------------------
        OPERATING LOSS                                                            (4.1)         (6.4)          --          (10.5)

          Other income (expense) - net                                             0.5          (0.1)       (18.5)         (18.1)
                                                                         --------------------------------------------------------
        LOSS BEFORE TAXES AND OTHER ITEMS                                         (3.6)         (6.5)       (18.5)         (28.6)

          Income and mining taxes recovery (expense)                              (1.6)          1.9          1.1            1.4
          Non-controlling interest                                                (0.1)           --           --           (0.1)
          Dividends on convertible preferred shares of subsidiary                 (0.2)           --           --           (0.2)
                                                                         --------------------------------------------------------
        NET LOSS                                                          $       (5.5)    $    (4.6)  $    (17.4)   $     (27.5)
                                                                         --------------------------------------------------------

        ATTRIBUTABLE TO COMMON SHAREHOLDERS:

          Loss                                                            $       (5.5)    $    (4.6)  $    (17.4)   $     (27.5)
          Increase in equity component of convertible debentures                  (2.2)           --           --           (2.2)
                                                                         --------------------------------------------------------
        NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                      $       (7.7)    $    (4.6)  $    (17.4)   $     (29.7)
                                                                         --------------------------------------------------------

        LOSS PER SHARE
          Basic                                                           $      (0.02)    $   (0.01)  $    (0.06)   $     (0.09)
          Diluted                                                         $      (0.02)    $   (0.01)  $    (0.06)   $     (0.09)
        =========================================================================================================================

        (a) As previously disclosed in the original second quarter 2004 financial statements filed with regulators in August 2004.
        (b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
        (c) Restatement for correction of foreign currency translation impact on future tax liabilities. See Note 2.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2004

        =========================================================================================================================
                                                                          AS PREVIOUSLY   RESTATMENT   RESTATMENT
                                                                           REPORTED (a)      2(b)         1(c)       AS RESTATED
        -------------------------------------------------------------------------------------------------------------------------
        REVENUE AND OTHER OPERATING INCOME
          Metal sales                                                     $       154.9     $     3.3  $       --    $     158.2

        OPERATING COSTS AND EXPENSES
          Cost of sales (excludes accretion, depreciation, depletion
            and amortization)                                                      98.4          (0.6)         --           97.8
          Accretion                                                                 2.2            --          --            2.2
          Depreciation, depletion and amortization                                 36.2           6.8          --           43.0
                                                                         --------------------------------------------------------
                                                                                   18.1          (2.9)         --           15.2
          Other operating costs                                                     2.0            --          --            2.0
          Exploration and business development                                      5.4            --          --            5.4
          General and administrative                                                8.5            --          --            8.5
          Gain on disposal of assets                                               (0.3)           --          --           (0.3)
                                                                         --------------------------------------------------------
        OPERATING EARNINGS (LOSS)                                                   2.5          (2.9)         --           (0.4)

          Other income (expense) - net                                              5.5          (0.7)        7.4           12.2
                                                                         --------------------------------------------------------
        EARNINGS BEFORE TAXES AND OTHER ITEMS                                       8.0          (3.6)        7.4           11.8

          Income and mining taxes expense                                          (1.1)          0.7         0.6            0.2
          Non-controlling interest                                                 (0.1)           --          --           (0.1)
          Share in loss of investee companies                                         -            --          --             --
          Dividends on convertible preferred shares of subsidiary                  (0.2)           --          --           (0.2)
                                                                         --------------------------------------------------------
        NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS                  $         6.6     $    (2.9) $      8.0    $      11.7
                                                                         --------------------------------------------------------

        EARNINGS PER SHARE
          Basic                                                           $         0.02    $   (0.01) $    0.02     $      0.03
          Diluted                                                         $         0.02    $   (0.01) $    0.02     $      0.03
        =========================================================================================================================

        (a) As previously disclosed in the original second quarter 2004 financial statements filed with regulators in August 2004.
        (b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
        (c) Restatement for correction of foreign currency translation impact on future tax liabilities. See Note 2.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2003

        =========================================================================================================================
                                                                          AS PREVIOUSLY   RESTATMENT   RESTATMENT
                                                                           REPORTED (a)      2(b)         1(c)       AS RESTATED
        -------------------------------------------------------------------------------------------------------------------------
        REVENUE AND OTHER OPERATING INCOME
          Metal sales                                                     $       274.8    $      --   $       --    $     274.8

        OPERATING COSTS AND EXPENSES
          Cost of sales (excludes accretion, depreciation, depletion
            and amortization)                                                     184.3          1.0           --          185.3
          Accretion                                                                 4.3           --           --            4.3
          Depreciation, depletion and amortization                                 68.5          9.5           --           78.0
                                                                         --------------------------------------------------------
                                                                                   17.7        (10.5)          --            7.2
          Other operating costs                                                     6.8           --           --            6.8
          Exploration and business development                                     13.3           --           --           13.3
          General and administrative                                               11.8           --           --           11.8
          Gain on disposal of assets                                                0.5           --           --            0.5
                                                                         --------------------------------------------------------
        OPERATING LOSS                                                            (14.7)       (10.5)          --          (25.2)

          Other income (expense) - net                                              1.8         (0.1)       (24.8)         (23.1)
                                                                         --------------------------------------------------------
        LOSS BEFORE TAXES AND OTHER ITEMS                                         (12.9)       (10.6)       (24.8)         (48.3)

          Income and mining taxes expense                                          (4.1)         3.0         (3.1)          (4.2)
          Non-controlling interest                                                 (0.1)          --           --           (0.1)
          Dividends on convertible preferred shares of subsidiary                  (0.4)          --           --           (0.4)
                                                                         --------------------------------------------------------
        NET LOSS                                                          $       (17.5)   $    (7.6) $     (27.9)   $     (53.0)
                                                                         --------------------------------------------------------

        ATTRIBUTABLE TO COMMON SHAREHOLDERS:

          Net loss                                                        $       (17.5)   $    (7.6) $     (27.9)   $     (53.0)
          Increase in equity component of convertible debentures                   (4.3)          --           --           (4.3)
                                                                         --------------------------------------------------------
        NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                      $       (21.8)   $    (7.6) $     (27.9)   $     (57.3)
                                                                         --------------------------------------------------------

        LOSS PER SHARE
          Basic                                                           $       (0.08)   $   (0.02) $     (0.10)   $     (0.20)
          Diluted                                                         $       (0.08)   $   (0.02) $     (0.10)   $     (0.20)
        =========================================================================================================================

        (a) As previously disclosed in the original second quarter 2004 financial statements filed with regulators in August 2004.
        (b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
        (c) Restatement for correction of foreign currency translation impact on future tax liabilities. See Note 2.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2004

        =========================================================================================================================
                                                                          AS PREVIOUSLY   RESTATMENT   RESTATMENT
                                                                           REPORTED (a)      2(b)         1(c)       AS RESTATED
        -------------------------------------------------------------------------------------------------------------------------
        REVENUE AND OTHER OPERATING INCOME
          Metal sales                                                     $       310.5     $     2.5  $       --    $     313.0

        OPERATING COSTS AND EXPENSES
          Cost of sales (excludes accretion, depreciation, depletion
            and amortization)                                                     188.8           1.6          --          190.4
          Accretion                                                                 4.4            --          --            4.4
          Depreciation, depletion and amortization                                 68.6          13.1          --           81.7
                                                                         --------------------------------------------------------
                                                                                   48.7         (12.2)         --           36.5
          Other operating costs                                                     3.9            --          --            3.9
          Exploration and business development                                      8.9            --          --            8.9
          General and administrative                                               15.4            --          --           15.4
          Gain on disposal of assets                                               (0.7)           --          --           (0.7)
                                                                         --------------------------------------------------------
        OPERATING EARNINGS                                                         21.2         (12.2)         --            9.0

          Other income (expense) - net                                              3.4          (0.7)        8.2           10.9
                                                                         --------------------------------------------------------
        EARNINGS BEFORE TAXES AND OTHER ITEMS                                      24.6         (12.9)        8.2           19.9

          Income and mining taxes expense                                          (4.3)          3.0         1.3             --
          Non-controlling interest                                                 (0.1)           --          --           (0.1)
          Dividends on convertible preferred shares of subsidiary                  (0.4)           --          --           (0.4)
                                                                         --------------------------------------------------------
        NET EARNINGS                                                      $        19.8     $    (9.9) $      9.5    $      19.4
                                                                         --------------------------------------------------------

        ATTRIBUTABLE TO COMMON SHAREHOLDERS:

          Net earnings                                                    $        19.8     $    (9.9) $      9.5    $      19.4
                                                                         --------------------------------------------------------
        NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS                  $        19.8     $    (9.9) $      9.5    $      19.4
                                                                         --------------------------------------------------------

        EARNINGS PER SHARE
          Basic                                                           $        0.06     $   (0.03) $     0.03    $      0.06
          Diluted                                                         $        0.06     $   (0.03) $     0.03    $      0.06
        =========================================================================================================================

        (a) As previously disclosed in the original second quarter 2004 financial statements filed with regulators in August 2004.
        (b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
        (c) Restatement for correction of foreign currency translation impact on future tax liabilities. See Note 2.

4.  ACCOUNTING CHANGES

    (a) STOCK-BASED COMPENSATION

        In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), which was revised in November 2003. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

        Prior to January 1, 2004, as permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for its employee stock-based transactions.

        Effective January 1, 2004, the Company recorded an expense for employee stock-based compensation using the fair value based method prospectively for all awards granted or modified on or after January 1, 2002, in accordance with the transitional provisions of Section 3870. The fair value at grant date of stock options is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized over the stock option vesting period.

        The impact of the adoption of the fair value based method for all awards only impacted the Company's method of accounting for stock options. As a result, stock option compensation (pre-tax) of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to the opening deficit as shown in the consolidated statements of common shareholders' equity and on adoption $0.2 million was recorded as an increase in the value of common shares on the exercise of options. During the three months and six months ended June 30, 2004 the Company recorded stock option expense of $0.3 million and $0.6 million, respectively. Additionally, the Company recorded restricted stock unit expense of $0.1 million and $0.3 million, respectively during the three months and six months ended June 30, 2004.

        Had the Company adopted the fair value based method of accounting for all stock-based awards, the reported net loss and loss per common share would have been adjusted to the pro forma amounts indicated in the table below:

--------------------------------------------------------------------------------
                                                  Three months      Six months
                                                      ended            ended
                                                    June 30,         June 30,
                                                      2003             2003
--------------------------------------------------------------------------------

Net loss attributable to common shareholders         $ (29.7)          $ (57.3)
 Stock-based compensation expense - pro forma             --              (0.1)
-------------------------------------------------------------------------------
Net loss - pro forma                                 $ (29.7)          $ (57.4)
-------------------------------------------------------------------------------

Loss per common share
 Basic and diluted - reported                        $ (0.09)          $ (0.20)
 Basic and diluted - pro forma                       $ (0.09)          $ (0.20)
-------------------------------------------------------------------------------

        The following weighted average assumptions were used in computing the fair value of stock options for the following periods:

----------------------------------------------------------------------------------------------------------------------
                                                            THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                 JUNE 30,                          JUNE 30,
                                                           2004             2003             2004             2003
---------------------------------------------------------------------------------------------------------------------
BLACK-SCHOLES WEIGHTED-AVERAGE ASSUMPTIONS
  Expected dividend yield                                   0.00%            0.00%            0.00%            0.00%
  Expected volatility                                      40.37%           70.15%           40.37%           70.32%
  Risk-free interest rate                                   3.07%            2.72%            2.66%            2.86%
  Expected option life in years
                                                              3.5              5.0              3.5              5.0

WEIGHTED AVERAGE STOCK OPTION FAIR VALUE
      PER OPTION GRANTED                                 $   2.74         $   5.36         $   2.79         $   6.02
=====================================================================================================================

    (b) ASSET RETIREMENT OBLIGATIONS

        The CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("Section 3110") to be applied to fiscal years commencing on or after January 1, 2004. Section 3110 requires a liability to be initially recognized for the estimated fair value of the obligation when it is incurred. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset and depreciated over the remaining life of the underlying asset and the associated liability is accreted to the estimated fair value of the obligation at the settlement date through periodic accretion charges to net earnings (loss). When the obligation is settled, any difference between the final cost and the recorded liability is recognized as income or loss on settlement.

        The Company's mining and exploration activities are subject to various laws and regulations for federal, provincial and various international jurisdictions governing the protection of the environment. These laws and regulations are continually changing. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict  the  amount  of  such  future  expenditures.  Estimated  future reclamation costs are based principally on legal and regulatory requirements. Prior to the issue of Section 3110 the Company accrued for estimated site restoration and closure obligations over the producing life of a mine with an annual charge to earnings based primarily on legal, regulatory requirements and Company policy.

        Effective January 1, 2004, the Company adopted the initial recognition and measurement provisions of Section 3110 and applied them retroactively. The financial statements and accompanying notes have been restated to reflect the adoption of Section 3110. The adoption of
        Section 3110 resulted in an increase in net loss for the period of $1.1 million (pre-tax) for the period ended June 30, 2003 as a result of adjustments required to the site restoration cost obligation. Net loss for the year ended December 31, 2003 decreased by $3.1 million, while the net loss for the year ended December 31, 2002 decreased by $8.1 million. During the three months and six months ended June 30, 2004, the Company recorded depreciation expense of $3.1 million (pre-tax) and $6.3 million (pre-tax), respectively, and accretion expense of $2.2 million (pre-tax) and $4.4 million (pre-tax), respectively. During 2003, the Company increased property, plant and equipment by $45.4 million. Long-lived assets, net of accumulated depreciation, were $31.9 million and $38.2 million as at June 30, 2004 and December 31, 2003, respectively. The site restoration cost obligation (asset retirement obligation liability) as at December 31, 2003 of $119.7 million was also increased by $10.6 million to $130.3 million to reflect the adoption of
        Section 3110. The site restoration cost accrual as at June 30, 2004 was $128.4 million. The undiscounted amount of estimated cash flows to settle the site restoration cost accruals was approximately $145 million. The expected timing of expenditures ranges from 2004 to 2025. The credit adjusted risk free rate used in estimating the site restoration cost obligation was 7%.

--------------------------------------------------------------------------------
                                                  Three months      Six months
                                                 ended June 30,   ended June 30,
                                                      2003             2003
--------------------------------------------------------------------------------
Net loss attributable to common shareholders
  As previously reported                            $ (12.0)        $ (28.3)
  Restatement of foreign currency impact on
    future tax liabilities                            (17.4)          (27.9)
  Impact of adoption of Section 3110                   (0.3)           (1.1)
--------------------------------------------------------------------------------
  As currently reported                             $ (29.7)        $ (57.3)
================================================================================

Loss per common share
Basic and diluted
  As previously reported                            $ (0.04)        $ (0.10)
  Restatement of foreign currency impact on
    future tax liabilities                            (0.05)          (0.10)
  Impact of adoption of Section 3110                     --              --
--------------------------------------------------------------------------------
  As currently reported                             $ (0.09)        $ (0.20)
--------------------------------------------------------------------------------

        The following table provides a reconciliation of the site restoration cost obligation for the following periods:

--------------------------------------------------------------------------------
                                                  June 30,          December 31,
                                                     2004               2003
--------------------------------------------------------------------------------

Balance at the beginning of the period             $ 130.3            $  69.5
Additions resulting from acquisitions (a)               --               65.6
Liabilities settled                                   (4.5)             (19.3)
Accretion expense                                      4.4                9.0
Foreign exchange                                      (0.6)               2.3
Asset retirement cost                                   --                3.2
Other                                                 (1.2)                --
-------------------------------------------------------------------------------
Balance at the end of the period                   $ 128.4            $ 130.3
===============================================================================
(a) Reflects the acquisitions of TVX and Echo Bay as well as the increase in ownership of Kubaka.

    (C) FLOW THROUGH SHARES

        On March 19, 2004, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants ("CICA") issued EIC 146 "Flow through shares" ("EIC 146"). EIC 146 requires the recognition of a future tax liability and a reduction to shareholders' equity on the date that the company renounces the tax credits associated with tax expenditures provided there is reasonable assurance that the expenditures will be made. This EIC was applicable on a prospective basis for all transactions initiated after March 19, 2004. The Company has adopted EIC 146 on a prospective basis.

5.  FINANCIAL INSTRUMENTS

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors.

Realized and unrealized gains or losses on derivative contracts, which qualify for hedge accounting, are deferred and recorded in earnings when the underlying hedged transaction is recognized. Gains and losses on the early settlement of gold hedging contracts are recorded as deferred revenue or deferred losses on the balance sheet and included in earnings over the original delivery schedule of the hedged production. Realized and unrealized gains or losses on derivative contracts that do not qualify for hedge accounting are recognized in income in the period incurred.

The  outstanding  number  of  ounces,   average  expected  realized  prices  and
maturities for the gold commodity derivative contracts as at June 30, 2004 are as follows:

===================================================================================================================
                                                                                    Put Options
Expected Year of     Spot Deferred     Average      Call Options       Average         Bought          Average
Delivery              Ounce Hedged      Price       Sold (Ounces)    Strike Price     (ounces)        Strike Price
-------------------------------------------------------------------------------------------------------------------
2004                     --               --            --                --             75,000          $ 250
2005                     --               --            --                --            150,000          $ 250
2006                     --               --            --                --            150,000          $ 250
-------------------------------------------------------------------------------------------------------------------
                         --               --            --                --            375,000          $ 250
===================================================================================================================

        At December 31, 2003, the Company had deferred contracts for the sale of 175,000 ounces of gold with a fair value unrealized loss of $24.1 million, however this loss was not recognized on the consolidated financial statements. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. In addition, the unrealized loss of $24.1 million is recognized in earnings in connection with the original maturity dates of the contracts. During the six months ended June 30, 2004 the Company delivered 85,000 ounces into these contracts and financially closed out the remaining 90,000 ounces at a cost of $9.6 million. However, for accounting purposes the portion of the unrealized loss, as determined on December 31, 2003, relating to contracts with original maturity dates after June 30, 2004 remains deferred on the balance sheet and will only be recognized into earnings in accordance with the original maturity dates of the contracts, as follows:


--------------------------------------------------------------------------------
Quarterly Recognition of Deferred Losses                Ounces     ($ millions)
--------------------------------------------------------------------------------

Q3 2004                                                 30,000      $     4.4
Q4 2004                                                 22,500            3.0
Q1 2005                                                 12,500            1.6
Q2 2005                                                 25,000            3.1
--------------------------------------------------------------------------------
                                                        90,000      $    12.1
================================================================================


        Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In addition, the Company did not seek hedge accounting for its silver spot deferred contracts or gold put options and Canadian dollar forward contracts acquired in the business combination with TVX Gold Inc. and Echo Bay Mines Ltd. Changes in the fair value of financial instruments are recognized currently in earnings. The mark-to-market adjustment decreased the liability on the Company's call options sold, silver spot deferred contracts and gold put options by $3.3 million for the six months ended June 30, 2004 and $1.2 million for the six months ended June 30, 2003.

        At June 30, 2004, the Company's consolidated foreign currency program consists of:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Unrealized
                                       Maturity Period                    Average Price                Deferred     gain (loss)
                                         (to the year)    Quantity          (C$/USD)      Fair Value     gain       recognized
-------------------------------------------------------------------------------------------------------------------------------
                                                      (millions of USD)                             (millions of USD)
Fixed forward contracts (CDN$)              2004          $ 33.0             1.3717         $ 0.7        $ --         $  0.7
                                            2005            10.0             1.4322           0.7          0.9          (0.2)
--------------------------------------------------------------------------------------- ---------------------------------------
Total                                                     $ 43.0             1.3858         $ 1.4        $ 0.9        $  0.5
================================================================================================================================

        The Company uses these fixed forward contracts to partially hedge its Canadian dollar denominated mine operating costs and general and administrative costs. At December 31, 2003, the Company had fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN $28.4 million at an average exchange rate of 1.4221. The unrealized gain at December 31, 2003 was $1.8 million. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. The unrealized gain of $1.8 million is recognized in earnings in connection with the original maturity dates of the contracts. During the six months ended June 30, 2004, the Company recognized into earnings $0.9 million of the deferred gain. The remaining deferred gain will be recognized into earnings during the first half of 2005 ($0.9 million). Gains from the strengthening of the Canadian dollar against the U.S. dollar since January 1, 2004 have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses in the period incurred.

        During the first half of 2004, the Company entered into additional fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN$45.3 million at an average exchange rate of 1.3717. The fair value of these fixed forward contracts as at June 30, 2004, based on a spot price of 1.3404, was $0.7 million, which has been recognized into earnings during the quarter.

6.  INVENTORIES

    The following table details the composition of inventories as at:

--------------------------------------------------------------------------------
                                                   June 30,        December 31,
                                                     2004              2003
--------------------------------------------------------------------------------

In-process                                        $   27.2         $   15.5
Finished metal                                        14.2             15.4
Ore in stockpiles                                     15.0             15.3
Ore on leach pads                                     13.4              8.3
Materials and supplies                                72.9             62.5
-------------------------------------------------------------------------------
                                                     142.7            117.0
Long-term portion of ore in stockpiles (a)            (8.6)            (7.8)
-------------------------------------------------------------------------------
                                                  $  134.1         $  109.2
===============================================================================

(a) Long-term portion of ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in Deferred charges and other long-term assets on the Consolidated balance sheets.

   The most significant amounts of ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain, La Coipa and the Porcupine Joint Venture.

   Ore on leach pads relates entirely to the Company's 50% owned Round Mountain mine.

   Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad in 2008. The Company expects that all economic ounces will be recovered within approximately twelve months following the date the last tonne of ore is placed on the leach pad.

7. GOODWILL

The goodwill allocated to the Company's reporting units included in the respective operating segment assets is shown in the table below:

-----------------------------------------------------------------------------------------------------------------------------
                                                2003                                     2004
-----------------------------------------------------------------------------------------------------------------------------
                             Dec 31, 2002   Additions (a)  Impairment    Dec 31, 2003  Additions  Impairment   June 30, 2004
-----------------------------------------------------------------------------------------------------------------------------
Operating segments
  Fort Knox                       $ --        $   --       $   --         $   --        $  --       $   --          $   --
  Kubaka                            --            --           --             --           --           --              --
  Round Mountain                    --           173.7        (87.2)          86.5         --           --             86.5
  La Coipa                          --           137.3        (65.9)          71.4         --           --             71.4
  Crixas                            --            80.5        (42.5)          38.0         --           --             38.0
  Paracatu                          --           164.9        (99.4)          65.5         --           --             65.5
  Musselwhite                       --            84.9        (53.9)          31.0         --           --             31.0
  Porcupine Joint Venture           --            --           --             --           --           --              --
  Other Operations                  --            95.4        (45.5)          49.9         --           --             49.9
Corporate and Other                 --            --           --             --           --           --              --
-----------------------------------------------------------------------------------------------------------------------------
                                  $ --        $  736.7     $ (394.4)      $  342.3       $ --           --          $ 342.3
=============================================================================================================================

(a) Resulting from the acquisitions of TVX and Echo Bay.

   During the six months ended June 30, 2004, no goodwill impairment charges were recorded.

8. LONG-TERM INVESTMENTS

   On February 10, 2004, the Company entered into a transaction with Wolfden Resources Inc. to sell its interests in the Ulu gold property in exchange for
   2.0 million common shares of Wolfden Resources Inc. valued at $7.7 million and 1.0 million common share warrants each to acquire one common share at an exercise price of $5.80 valued at $1.1 million exercisable for 18 months from the transaction date. In addition, the Company also received $2.0 million in cash consideration. There was no gain or loss as a result of the disposal.

   On January 8, 2004, the Company purchased an approximate 10.2% interest in Anatolia Minerals Development Limited. As a result, the Company received 4.0 million common shares of Anatolia Minerals Development Limited valued at $5.4 million.

During the second quarter of 2004, the Company acquired an approximately 10.4% interest in Cumberland Resources Ltd., which was valued at $8.2 million.

9. OTHER INCOME - NET


----------------------------------------------------------------------------------------
                                       Three months ended            Six months ended
                                            June 30,                     June 30,
                                      --------------------------------------------------
                                       2004           2003          2004           2003
-----------------------------------------------------------------------------------------
Interest income and other              $ 1.9         $  1.8         $ 3.7         $  2.8
Interest expense                        (0.5)          (1.4)         (1.1)          (2.5)
Foreign exchange (losses) gains          6.7          (17.6)          5.0          (24.6)
Non-hedge derivative gains (losses)      4.1           (0.9)          3.3            1.2
-----------------------------------------------------------------------------------------
                                       $12.2         $(18.1)        $10.9         $(23.1)
=========================================================================================

10. SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry. Its activities include gold production, exploration for gold and the acquisition of gold properties. The Company's primary mining operations are in North America, South America and Russia and are supported by two corporate offices, one in Canada and the other in the United States. The Company's major product is gold. Segments are operations reviewed by the Chief Operating Decision Maker (Chief Executive Officer). Reportable segments are identified based on quantitative thresholds, which are those operations whose revenues, earnings (loss) or assets are greater than 10% of the total consolidated revenues, earnings (loss) or assets of all the reportable segments. In addition, the Company considers qualitative factors, such as which operations are considered to be significant by the Chief Operating Decision Maker. Less significant properties that are either producing or in development prior to commercial production are classified as other operations. Operations under care and maintenance or shutdown (properties in the reclamation phase), less significant non-mining operations and other operations not meeting these thresholds are included in corporate and other.

The following tables set forth information by segment for the following periods:

-----------------------------------------------------------------------------------------------------------------------
                                                                                                               Segment
                                       Mining        Cost of                                                   earnings
                                       revenue      sales (b)  Accretion   DD&A (c)     Exploration Other (d)   (loss)
-----------------------------------------------------------------------------------------------------------------------
For the three months ended June 30, 2004 (a):
Operating segments
  Fort Knox                            $  27.2      $ 19.1       $ 0.4     $  6.5         $ 0.1     $   --      $  1.1
  Kubaka (e)                              16.5        10.0         0.1        2.1            --        0.2         4.1
  Round Mountain                          36.8        21.0         0.4       11.6           0.1         --         3.7
  La Coipa                                14.1        10.2          --        4.3           0.1        0.1        (0.6)
  Crixas                                   8.7         2.7          --        3.2            --         --         2.8
  Paracatu                                 9.6         5.1         0.2        2.3            --         --         2.0
  Musselwhite                              8.0         5.0         0.1        3.3           0.5         --        (0.9)
  Porcupine Joint Venture                 19.9        10.7         0.1        5.7           1.0         --         2.4
  Other operations                        19.6        14.0         0.5        3.6           1.1        1.7        (1.3)
Corporate and other (f)                   (2.2)          -         0.4        0.4           2.5        8.2       (13.7)
-----------------------------------------------------------------------------------------------------------------------
                                       $ 158.2      $ 97.8       $ 2.2     $ 43.0         $ 5.4     $ 10.2      $ (0.4)
=======================================================================================================================


-----------------------------------------------------------------------------------------------------------------------
                                                                                                               Segment
                                       Mining        Cost of                                                   earnings
                                       revenue      sales (b)  Accretion   DD&A (c)     Exploration Other (d)   (loss)
-----------------------------------------------------------------------------------------------------------------------
For the three months ended June 30, 2003 (a):
Operating segments
  Fort Knox                            $  34.8     $  24.1       $ 0.3     $  9.8         $ 0.6     $   --     $    --
  Kubaka (e)                              16.2         8.4          --        5.1           0.4        0.2         2.1
  Round Mountain                          42.0        19.8         0.4       12.6           0.6         --         8.6
  La Coipa                                11.6         9.4          --        4.0           0.4         --        (2.2)
  Crixas                                   8.7         2.6          --        3.3           0.1         --         2.7
  Paracatu                                 8.8         4.6         0.1        2.9           0.3         --         0.9
  Musselwhite                              5.5         4.2          --        3.0           0.7         --        (2.4)
  Porcupine Joint Venture                 20.3        11.6         0.2        5.9           1.0        1.4         0.2
  Other operations                        13.1        14.4         0.6        0.8           1.4        1.0        (5.1)
Corporate and other (f)                   (3.2)        0.9         0.9       (1.9)          1.6       10.6       (15.3)
-----------------------------------------------------------------------------------------------------------------------
                                       $ 157.8     $ 100.0       $ 2.5     $ 45.5         $ 7.1     $ 13.2     $ (10.5)
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
                                                                                                               Segment
                                       Mining        Cost of                                                   earnings
                                       revenue      sales (b)  Accretion   DD&A (c)     Exploration Other (d)   (loss)
-----------------------------------------------------------------------------------------------------------------------

For the six months ended June 30, 2004 (a):
Operating segments
  Fort Knox                            $  63.0     $  41.8       $ 0.7     $ 13.6         $ 0.1     $   --      $  6.8
  Kubaka (e)                              28.5        17.7         0.2        3.8           0.1        0.4         6.3
  Round Mountain                          73.6        38.6         0.9       22.1           0.2       (0.1)       11.9
  La Coipa                                29.9        18.5         0.1        9.3           0.1        0.1         1.8
  Crixas                                  18.2         5.7           -        6.2           0.1         --         6.2
  Paracatu                                19.1         9.6         0.3        4.7            --         --         4.5
  Musselwhite                             16.0        10.6         0.1        6.2           1.1         --        (2.0)
  Porcupine Joint Venture                 40.3        23.3         0.3       11.1           1.8         --         3.8
  Other operations                        30.7        23.9         1.0        4.7           1.3        3.3        (3.5)
Corporate and other (f)                   (6.3)        0.7         0.8         --           4.1       14.9       (26.8)
-----------------------------------------------------------------------------------------------------------------------
                                       $ 313.0     $ 190.4       $ 4.4     $ 81.7         $ 8.9     $ 18.6      $  9.0
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
                                                                                                               Segment
                                       Mining        Cost of                                                   earnings
                                       revenue      sales (b)  Accretion   DD&A (c)     Exploration Other (d)   (loss)
-----------------------------------------------------------------------------------------------------------------------
For the six months ended June 30, 2003 (a):
Operating segments
  Fort Knox                            $  68.0     $  47.8       $ 0.6     $ 19.8        $  1.0     $   --     $  (1.2)
  Kubaka (e)                              27.7        13.8        (0.1)       8.2           0.6        0.4         4.8
  Round Mountain                          63.3        33.6         0.7       20.2           0.8         --         8.0
  La Coipa                                22.2        17.7         0.1        6.6           0.5         --        (2.7)
  Crixas                                  14.3         5.1           -        5.6           0.2         --         3.4
  Paracatu                                14.6         8.2         0.2        4.6           0.3         --         1.3
  Musselwhite                              8.4         7.0           -        4.7           1.1         --        (4.4)
  Porcupine Joint Venture                 38.5        25.2         0.3       10.5           1.3        1.4        (0.2)
  Other operations                        23.0        25.6         0.9        1.4           4.8        1.0       (10.7)
Corporate and other (f)                   (5.2)        1.3         1.6       (3.6)          2.7       16.3       (23.5)
-----------------------------------------------------------------------------------------------------------------------
                                       $ 274.8     $ 185.3       $ 4.3     $ 78.0        $ 13.3     $ 19.1     $ (25.2)
=======================================================================================================================

(a) See Notes 2 & 3.
(b) Cost of sales excludes accretion, depreciation, depletion and amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
(d) Other includes other operating costs, general and administrative expenses and (gain) loss on disposal of assets.
(e) Segment information for the six months ended June 30, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).
(f) Includes corporate, shutdown operations and other non-core operations.

     The following table details the segment assets and capital expenditures for the following periods:

---------------------------------------------------------------------------------------------------------------------------
                                        Segment assets                                 Capital Expenditure
                                 ------------------------------    --------------------------------------------------------
                                      As at          As at              Three months ended              Six months ended
                                    June 30,      December 31,                June 30,                      June 30,
                                      2004            2003             2004            2003           2004           2003
---------------------------------------------------------------------------------------------------------------------------
Operating segments (a)
  Fort Knox                       $   269.3      $   261.2            $ 12.2          $ 2.0         $ 19.4         $ 11.2
  Kubaka (b)                           69.7           73.3               5.5            0.4           10.0             0.5
  Round Mountain                      222.6          241.0               1.7            1.0            3.5             1.2
  La Coipa                            163.8          173.6               0.1            0.3            0.4             0.3
  Crixas                              104.5          109.7               1.3            0.9            2.0             1.0
  Paracatu                            268.4          272.0               1.2            0.8            1.9             1.2
  Musselwhite                         131.3          137.8               1.2            0.6            1.6             0.8
  Porcupine Joint Venture              79.6           83.6               4.8            1.9            7.1             3.3
  Other operations                    137.6          117.4              12.3            4.0           14.0             5.1
Corporate and other (c)               310.0          324.9               0.1            0.2            0.3             0.3
---------------------------------------------------------------------------------------------------------------------------
                                  $ 1,756.3      $ 1,794.5            $ 40.4         $ 12.1         $ 60.2          $ 24.9
===========================================================================================================================

(a) See Notes 2 & 3.
(b) Segment information for the six months ended June 30, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).
(c) Includes Corporate, shutdown operations and other non-core operations.

----------------------------------------------------------------------------------------------------------------------------
                                                       Mining Revenues                           Property, Plant & Equipment
                                  -------------------------------------------------------        ---------------------------
                                      Three months ended              Six months ended              As at          As at
                                            June 30,                       June 30,                June 30,     December 31,
                                      2004           2003            2004           2003             2004          2003
----------------------------------------------------------------------------------------------------------------------------
Geographic information (a):
United States                      $  72.7         $  76.8        $ 152.3         $ 131.3          $ 364.4      $   381.9
Canada                                36.1            35.7           63.6            64.7            210.9          218.0
Russia (b)                            16.5            16.2           28.5            27.7             16.4           10.3
Chile                                 14.6            11.6           31.3            22.2             95.3           91.9
Brazil                                18.3            17.5           37.3            28.9            296.3          303.1
Other                                   --              --             --              --              5.2            5.2
----------------------------------------------------------------------------------------------------------------------------
                                   $ 158.2         $ 157.8        $ 313.0         $ 274.8          $ 988.5      $ 1,010.4
=============================================================================================================================

(a) See Note 2 & 3.
(b) Segment information for the six months ended June 30, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

    The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended June 30, 2004 sales to four customers totaled $57.8 million, $26.7 million, $23.6 million and $20.2 million, respectively. For the three months ended June 30, 2003 sales to three customers totaled $42.9 million, $34.4 million and $33.7 million, respectively.

    For the six months ended June 30, 2004 sales to four customers totaled $110.3 million, $51.1 million, $47.7 million and $38.3 million. For the six months ended June 30, 2003 sales to three customers totaled $65.2 million, $62.1 million and $54.6 million, respectively.

11. EARNINGS (LOSS) PER SHARE

    Earnings (loss) per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The following table details the calculation of the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following periods.

---------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended            Six months ended
                                                                    June 30,      June 30,      June 30,      June 30,
                                                                 -----------------------------------------------------
(Number of common shares in millions)                                 2004        2003 (a)       (2004)       2003 (a)
---------------------------------------------------------------------------------------------------------------------
Basic weighted average shares outstanding:                           345,972       314,743       345,898       284,092

Weighted average shares dilution adjustments:
  Dilutive stock options (b)                                             139            --           134            --
  Restricted shares                                                      228            --           228            --
----------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                          346,339       314,743       346,260       284,092
=======================================================================================================================

Weighted average shares dilution adjustments - exclusions: (c)
  Dilutive stock options                                                  --         1,111            --         1,231
  Echo Bay warrants (d)                                                   --            --            --             -
  Redeemable preferred shares                                          1,058         1,058         1,058         1,058
  Kinam preferred                                                        332           360           332           360
  Convertible debt                                                        --         4,994            --         4,994
======================================================================================================================

(a) As a result of the net loss from operations for the three month period ended June 30, 2004 and the three and six month periods ended June 30, 2003, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.
(b) Dilutive stock options were determined by using the Company's average share price for the period. For the three months and six months ended June 30, 2004, the average share price used were $5.96, and $6.55 per share, respectively. For the three months and six months ended June 30, 2003 the average share price used were $6.50, and $6.69 per share, respectively
(c) These adjustments were excluded, as they were anti-dilutive for the three months and six months ended June 30, 2004 and 2003, respectively.
(d) Echo Bay warrants were exercised during the three months ended December 31, 2003 and are no longer outstanding.


12. LONG-TERM DEBT

    During the three months ended March 31, 2004 the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

13. COMMITMENTS AND CONTINGENCIES

    GENERAL

    The Company follows Section 3290 of the CICA handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

    OTHER LEGAL MATTERS

    DERIVATIVE ACTION

    In October 1996, a shareholder derivative action was filed in the Court of Chancery of Delaware on behalf of a Kinam Gold Inc. ("Kinam") formerly Amax Gold Inc., shareholder, entitled Harry Lewis v. Milton H. Ward, et al., C.A. No. 15255-NC, against Cyprus Amax, Kinam's directors and Kinam as a nominal defendant. Kinam Gold Inc. is a 100% owned subsidiary of the Company. The complaint alleges, among other things, that the defendants engaged in self-dealing in connection with Kinam's entry in March 1996 into a demand loan facility provided by Cyprus Amax. The complaint seeks, among other things, a declaration that the demand loan facility is not entirely fair to Kinam and damages in an unspecified amount. Kinam subsequently filed a motion to dismiss the action with the court. On October 30, 2003, the Court of Chancery of Delaware granted Kinam's motion to dismiss the complaint. The plaintiff appealed this decision on November 30, 2003. The appeal was dismissed on June 16, 2004.

    CLASS ACTION

    The Company was named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. Defendants named in the complaint are the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam, and Robert M. Buchan, President and C.E.O. of the Company. The complaint is brought on behalf of two potential classes, those who tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock made by the Kinross Gold U.S.A. and those who did not. Plaintiffs argue, among other things, that amounts historically advanced by the Company to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption of the preferred stock, an impermissible amendment to the conversion rights of the preferred stock, or constituted the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred stock, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred stock. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred stock, breach of fiduciary duties, violations of the "best price" rule under
    Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules, violations of Section 10(b) and 14(e) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) hereunder, common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada's anti-racketeering law, and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It names the same parties as defendants. This action has been consolidated into the Brown case and the Brown plaintiffs have been designated as lead plaintiffs. The plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred stock or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam preferred share. They also seek triple damages under Nevada statutes. The Company brought a motion for judgement on the pleadings with respect to the federal securities claims based on fraud. Discovery was stayed pending the resolution of this matter. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state a federal securities fraud claim. The plaintiffs were given an opportunity to amend the complaint to try and state a claim that would meet the pleading standards established by the Court but, if they are unable to do so, these claims will be dismissed. The plaintiffs have filed an amended complaint with the Court in an effort to eliminate the deficiencies in their original complaint. The Company believes the amended complaint is without merit and has filed a motion for judgement on the pleadings seeking dismissal of the securities fraud claims without prejudice. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see Note 10).

    SETTLEMENT IN GREECE

    In January 2003, the Stratoni lead / zinc mine located in Greece, owned by TVX Hellas S.A. ("TVX Hellas"), a subsidiary of the Company, was shut down pending the receipt of new mining permits. Revised mining permits were issued on February 18, 2003. However, operations remained suspended throughout 2003 as the Company worked with the Greek government and potential investors to develop the appropriate exit strategy. On December 10, 2003, the Greek government unilaterally terminated the contract pursuant to which the Company's two subsidiaries, TVX and TVX Hellas, held title to the Hellenic gold mines, and invited them to enter into a settlement agreement. A settlement agreement was then executed on December 12, 2003, pursuant to which the Greek government agreed to pay 11 million Euros to TVX Hellas. The Company agreed to augment the 11 million Euros ($13.6 million), with an additional 11 million Euros, and to contribute all such amounts in full satisfaction of labour and trade liabilities of TVX Hellas. On January 30, 2004, the Company advanced TVX Hellas 11 million Euros ($13.6 million) and received a full release from all liabilities in connection with environmental remediation. TVX Hellas has settled all labour related claims and has filed for bankruptcy. Trade and other payables will be settled in the bankruptcy proceedings out of the remaining funds on hand in Greece.

    THE HELLENIC GOLD PROPERTIES LITIGATION

    The Ontario Court (General Division) issued its judgement in connection with the claim against TVX by three individuals (collectively the "Alpha Group") on October 14, 1998, relating to TVX's interest in the Hellenic Gold Mining assets in Greece owned by TVX Hellas. The Court rejected full ownership and monetary damage claims but did award the Alpha Group a 12% carried interest and the right to acquire a further 12% participating interest in the Hellenic Gold assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross appeal.

    Subsequent to the trial decision in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc. ("1235866"), the successor to Curragh Inc., Mineral Services Limited and Curragh Limited, against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against TVX for an interest in the Hellenic gold mines. On July 28, 1999, TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX's interest in the Hellenic gold mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic gold mines beyond the interest awarded to the Alpha Group by the courts. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic gold mines up to the date of exercise. The TVX appeal, the Alpha Group cross appeal and a motion by 1235866 were all heard on February 17, 18 and 25, 2000. By judgement released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the Alpha Group cross appeal. The Court also rejected the motion of 1235866 for a new trial. As a result, TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic gold mines upon the payment of costs associated with that interest. The action by 1235866 against the Alpha Group continues. TVX and the Alpha Group have been unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic gold mines awarded to Alpha Group in the trial judgement. Accordingly, in June 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. TVX anticipates that the hearing with respect to such matter may be held in 2005.

    As a result of the settlement agreement the Company executed with the Greek Government with respect to TVX Hellas S.A., the Alpha group has threatened further litigation due to an alleged breach of the October 14, 1998 judgement in the action noted above between the Alpha Group and TVX relating to the Hellenic Gold mines. The Alpha Group has threatened to expand this claim to include a claim against the Company for breach of fiduciary duty. In addition, 1235866 has threatened further litigation for breach of fiduciary duty. The Company cannot reasonably predict the outcome of this litigation and the threatened litigation and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements.

    No pleadings have been exchanged with respect to these two threatened actions.

    SUMMA

    In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and another mine, which is no longer in operation. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see Note 10). The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgement was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate royalties in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three-member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision. Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. Echo Bay has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries' defenses, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither the Company, nor counsel to the Subsidiaries, believe it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

    In March, 2004, Summa filed a complaint in the District Court of Nevada, The Howard Hughes Corporation v. Echo Bay Management Corporation, et al., Case No. A481813, against Echo Bay, the Subsidiaries, Kinross, Newmont Mining Corporation, and the officers and directors of the various corporate entities, alleging that the Subsidiaries have transferred substantially all of their assets to insiders and close third-parties, rendering them unable to respond to any judgment that Summa may obtain in the underlying litigation. The complaint alleges that the Echo Bay and TVX combination with Kinross and the acquisition of the closed McCoy/Cove mining operations by Newmont in exchange for assumption of the reclamation obligations was the culmination of a scheme to improperly strip the Subsidiaries of their assets. Kinross has not filed an answer to the complaint, and no discovery has taken place. Kinross believes this complaint to be without merit and anticipates vigorously defending the action.

    GENERAL

    The Company is also involved in legal proceedings and claims arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them or is unable to make a proper determination based on the information available. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Kinross' financial position, results of operations or cash flows.

    Total accrued  liabilities in relation to legal contingencies as at June 30,
    2004  and  December   31,  2003  were  $1.7   million  and  $15.1   million,
    respectively.

    INCOME TAXES

    The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at June 30, 2004 the Company had the following disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

    RUSSIA

    In July, 2003, the Company received notice that local taxation authorities in Russia are seeking a reassessment of the tax paid relating to the Kubaka mine by Omolon, the Company's 98.1% owned Russian Joint Stock Company in the amount of $8.5 million, which included penalties and interest. The notice challenged certain deductions taken by the Company and tax concessions relating to tax returns filed by the Company in prior years. The Company appealed this notice of reassessment and on January 27, 2004, the Magadan Arbitration court agreed with the Company on three of the four major reassessment items. The impact of this ruling reduced the liability to $3.9 million, which includes interest and penalties. However, on May 14, 2004 the Magadan Appeal Court overturned the Magadan Arbitration court's decision. The Company has launched an appeal with the Federal Cessation court. The Company believes that this reassessment will be resolved with no material adverse impact to the Company's financial position, results of operations or cash flows. This reassessment relates to the Kubaka business segment (see
    Note 10).

    CHILE

    On September 27, 2001, the Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") received a tax reassessment from the Chilean IRS. The assets of CMKG are included under the heading Corporate and other in the segmented information (see Note 10). The reassessment, in the amount of $6.7 million, disallows certain deductions utilized by a third party. The third party has indemnified the Company for up to $13.5 million in relation to this reassessment. The Company appealed the reassessment and on January 12, 2004, the Chilean IRS upheld the tax auditors position. The Company plans to appeal the reassessment with the Chilean Tax Court. The Company believes this reassessment will be resolved with no material adverse impact on to the Company's financial position, results of operations or cash flows.

    BRAZIL

    The Company's 50% owned Brazilian mining company, Mineracao Serra Grande S.A. which owns the Crixas mine received a tax reassessment in November 2003 from the Brazilian IRS. The reassessment disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals $9.5 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows. This reassessment relates to the Crixas business segment (see Note 10).

14. SUBSEQUENT EVENT

    SALE OF AQUARIUS

    On December 7, 2005, the Company signed a letter of intent with St Andrew Goldfields Ltd. to sell its interest in the Aquarius project in Timmins, Ontario in consideration for 100 million common shares and 25 million warrants in St Andrew Goldfields Ltd. These warrants are exercisable into 25 million common shares subject to certain terms and conditions upon payment of $0.17 per share. The sale triggered the recognition of an impairment of property, plant and equipment and goodwill of $36.8 million which was recorded during the three months ended September 30, 2005.

    CROWN RESOURCES

    On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometers by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the SEC and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX and Echo Bay transaction, the completion of the registration statement has been delayed.

    On January 7, 2004, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

    Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown will now receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also agreed to purchase a $10 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' prior notice to Kinross.


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    As a result of the  restatement  discussed  in Note 2, the Company  plans to engage in further discussions with Crown Resources to determine the future process for this transaction.


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